Exhibit 2

InterOil Corporation Consolidated Financial Statements (Expressed in United States dollars) Years ended December 31, 2014, 2013 and 2012

InterOil Corporation Consolidated Financial Statements (Expressed in United States dollars)

Consolidated Financial Statements INTEROIL CORPORATION 2

InterOil Corporation Consolidated Financial Statements (Expressed in United States dollars)

MANAGEMENT’S REPORT

The management of InterOil Corporation is responsible for the financial information and operating data presented in this Annual Report.

The consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise as they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Financial information presented elsewhere in this Annual Report has been prepared on a basis consistent with that in the consolidated financial statements.

InterOil Corporation maintains systems of internal accounting and administrative controls. These systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are properly accounted for and adequately safeguarded.

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of a change in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014, using the criteria set forth in the framework established by the Committee of Sponsoring Organizations of the Treadway Commission entitled Internal Controls — Integrated Framework (2013). Based on this assessment, the Company’s management determined that the Company’s internal control over financial reporting was effective as of December 31, 2014.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2014 has been audited by PricewaterhouseCoopers, Chartered Accountants, as stated in their report which is located on page 4 of InterOil Corporation’s 2014 Annual Financial Statements.

The Audit Committee, appointed by the Board of Directors, is composed of independent non-management directors. The Committee meets regularly with management, as well as the independent auditors, to discuss auditing, internal controls, accounting policy and financial reporting matters. The Committee reviews the annual consolidated financial statements with both management and the independent auditors and reports its findings to the Board of Directors before such statements are approved by the Board of Directors.

The 2014 consolidated financial statements have been audited by PricewaterhouseCoopers, the independent auditors, in accordance with auditing standards issued by the Public Company Accounting Oversight Board, on behalf of the shareholders. PricewaterhouseCoopers has full and free access to the Audit Committee.

/s/ Michael Hession	/s/ Donald Spector
Michael Hession	Donald Spector
Chief Executive Officer	Chief Financial Officer

Consolidated Financial Statements INTEROIL CORPORATION 3

InterOil Corporation Consolidated Financial Statements (Expressed in United States dollars)

Report of Independent Registered Public Accounting Firm

To the Shareholders of InterOil Corporation

We have audited the accompanying consolidated financial statements of InterOil Corporation and its subsidiaries, which comprise the Consolidated Balance Sheets as at December 31, 2014, December 31, 2013, and December 31, 2012, and the Consolidated Income Statements, Consolidated Statements of Comprehensive Income, Consolidated Statements of Changes in Equity and Consolidated Statements of Cash Flows for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

We have also audited InterOil Corporation’s and its subsidiaries’ internal control over financial reporting as at December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the company’s internal control over financial reporting based on our integrated audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of InterOil and its subsidiaries as of December 31, 2014, December 31, 2013 and December 31, 2012 and the results of their operations and their cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, InterOil and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers
Chartered Accountants
Sydney, Australia
March 17, 2015

Consolidated Financial Statements INTEROIL CORPORATION 4

InterOil Corporation Consolidated Balance Sheets (Expressed in United States dollars)

	As at
	December 31,	December 31,	December 31,
	2014	2013	2012
	$	$	$

Assets
Current assets:
Cash and cash equivalents (note 5)	393,405,198	61,966,539	49,720,680
Cash restricted (note 7)	7,959,859	36,149,544	37,340,631
Trade and other receivables (note 8)	566,362,745	98,638,110	161,578,481
Derivative financial instruments (note 4)	-	-	233,922
Other current assets	2,742,316	1,054,847	832,869
Inventories (note 4)	-	158,119,181	194,871,339
Prepaid expenses	2,312,626	8,125,270	8,517,340
Total current assets	972,782,744	364,053,491	453,095,262
Non-current assets:
Cash restricted (note 7)	341,274	17,065,000	11,670,463
Plant and equipment (note 9)	12,263,365	244,383,962	255,031,257
Exploration and evaluation assets (note 10)	325,041,973	584,807,023	510,669,431
Deferred tax assets (note 11)	-	48,230,688	63,526,458
Other non-current receivables (note 15)	29,700,534	29,700,534	5,000,000
Investments accounted for using the equity method (note 23)	-	17,557,838	-
Available-for-sale investments	-	-	4,304,176
Total non-current assets	367,347,146	941,745,045	850,201,785
Total assets	1,340,129,890	1,305,798,536	1,303,297,047
Liabilities and shareholders' equity
Current liabilities:
Trade and other payables (note 12)	139,716,105	134,027,347	178,313,483
Income tax payable	1,809,742	17,087,974	11,977,681
Derivative financial instruments (note 4)	-	1,869,253	-
Working capital facilities (note 4)	-	36,379,031	94,290,479
Unsecured loan and current portion of secured loans (note 13)	-	134,775,077	31,383,115
Current portion of indirect participation interest (note 14)	7,449,409	12,097,363	15,246,397
2.75% convertible notes liability (note 17)	66,501,994	-	-
Total current liabilities	215,477,250	336,236,045	331,211,155
Non-current liabilities:
Secured loans (note 13)	-	65,681,425	89,446,137
2.75% convertible notes liability (note 17)	-	62,662,628	59,046,581
Deferred gain on contributions to LNG project	-	-	5,191,101
Indirect participation interest (note 14)	-	7,449,409	16,405,393
Other non-current liabilities (note 15)	96,000,000	96,000,000	20,961,380
Asset retirement obligations (note 4)	-	4,948,017	4,978,334
Total non-current liabilities	96,000,000	236,741,479	196,028,926
Total liabilities	311,477,250	572,977,524	527,240,081
Equity:
Equity attributable to owners of InterOil Corporation:
Share capital (note 16)	991,693,780	953,882,273	928,659,756
Authorized - unlimited
Issued and outstanding - 49,414,801
(Dec 31, 2013 - 49,217,242)
(Dec 31, 2012 - 48,607,398)
2.75% convertible notes (note 17)	14,297,627	14,297,627	14,298,036
Contributed surplus	18,270,837	26,418,658	21,876,853
Accumulated Other Comprehensive Income	-	4,541,913	25,032,953
Conversion options (note 14)	-	-	12,150,880
Accumulated earnings/(deficit)	4,390,396	(266,319,459)	(225,961,512)
Total equity attributable to owners of InterOil Corporation	1,028,652,640	732,821,012	776,056,966
Total liabilities and equity	1,340,129,890	1,305,798,536	1,303,297,047

See accompanying notes to the consolidated financial statements

Consolidated Financial Statements INTEROIL CORPORATION 5

InterOil Corporation Consolidated Income Statements (Expressed in United States dollars)

	Year ended
	December 31,	December 31,	December 31,
	2014	2013	2012
	$	$	$

Revenue
Interest (note 19)	1,990,941	70,675	62,013
Other	11,167,960	2,691,807	10,361,135
	13,158,901	2,762,482	10,423,148

Administrative and general expenses	(39,244,509)	(19,165,214)	(18,128,999)
Derivative (losses)/gains	-	(146,100)	11,457
Legal and professional fees	(14,090,903)	(9,801,024)	(3,846,582)
Exploration costs, excluding exploration impairment (note 10)	(34,529,478)	(18,793,902)	(13,901,558)
Finance costs (note 20)	(29,987,061)	(13,126,688)	(6,187,492)
Depreciation and amortization	(3,628,158)	(5,733,144)	(4,044,935)
Gain on conveyance of exploration and evaluation assets (note 10)	340,540,011	500,071	4,418,170
Gain on available-for-sale investment	-	3,719,907	-
Foreign exchange gains/(losses)	4,420,795	(467,322)	(419,865)
Share of net (loss)/profit of joint venture partnership accounted for using the equity method (note 23)	(17,557,838)	2,275,090	(490,186)
	205,922,859	(60,738,326)	(42,589,990)
Profit/(loss) from continuing operations before income taxes	219,081,760	(57,975,844)	(32,166,842)

Income taxes
Current tax expense (note 11)	(562,024)	(717,238)	(711,279)
Deferred tax (expense)/benefit (note 11)	(557,406)	(222,981)	390,529
	(1,119,430)	(940,219)	(320,750)

Profit/(loss) for the year from continuing operations	217,962,330	(58,916,063)	(32,487,592)

Profit for the year from discontinued operations, net of tax (attibutable to owners of InterOil Corporation) (note 4)	71,802,969	18,558,116	34,091,301
Profit/(loss) for the year	289,765,299	(40,357,947)	1,603,709

Profit/(loss) is attributable to:
Owners of InterOil Corporation	289,765,299	(40,357,947)	1,603,709
	289,765,299	(40,357,947)	1,603,709

Earnings/(loss) per share from continuing and discontinued operations attributable to owners of InterOil Corporation during the year
Basic earnings/(loss) per share
From continuing operations	4.39	(1.21)	(0.67)
From discontinued operations	1.45	0.38	0.71
From profit/(loss) for the year	5.84	(0.83)	0.04
Diluted earnings/(loss) per share
From continuing operations	4.38	(1.21)	(0.67)
From discontinued operations	1.44	0.38	0.69
From profit/(loss) for the year	5.82	(0.83)	0.02
Weighted average number of common shares outstanding
Basic (Expressed in number of common shares)	49,619,048	48,793,986	48,352,822
Diluted (Expressed in number of common shares)	49,728,216	48,793,986	48,352,822

See accompanying notes to the consolidated financial statements

Consolidated Financial Statements INTEROIL CORPORATION 6

InterOil Corporation Consolidated Statements of Comprehensive Income (Expressed in United States dollars)

	Year ended
	December 31,	December 31,	December 31,
	2014	2013	2012
	$	$	$

Profit/(loss) for the year	289,765,299	(40,357,947)	1,603,709

Other comprehensive loss:
Items that may be reclassified to profit or loss:
Exchange loss on translation of foreign operations, net of tax	(3,141,715)	(20,245,215)	(5,001,319)
Reclassification of exchange gains on previously held foreign operations, net of tax	(1,400,198)	-	-
(Loss)/profit on available-for-sale financial assets, net of tax	-	(245,825)	653,390
Other comprehensive loss for the year, net of tax	(4,541,913)	(20,491,040)	(4,347,929)
Total comprehensive income/(loss) for the year	285,223,386	(60,848,987)	(2,744,220)

Total comprehensive income/(loss) for the year is attributable to:
Owners of InterOil Corporation	285,223,386	(60,848,987)	(2,744,220)
	285,223,386	(60,848,987)	(2,744,220)

See accompanying notes to the consolidated financial statements

Consolidated Financial Statements INTEROIL CORPORATION 7

InterOil Corporation Consolidated Statements of Changes in Equity (Expressed in United States dollars)

	Year ended
	December 31,	December 31,	December 31,
	2014	2013	2012
Transactions with owners as owners:	$	$	$
Share capital
At beginning of year	953,882,273	928,659,756	905,981,614
Issue of capital stock (note 16)	52,432,299	25,222,517	22,678,142
Share buyback (note 16)	(14,620,792)	-	-
At end of year	991,693,780	953,882,273	928,659,756
2.75% convertible notes
At beginning of year	14,297,627	14,298,036	14,298,036
Conversion of convertible notes during the year (note 17)	-	(409)	-
At end of year	14,297,627	14,297,627	14,298,036
Contributed surplus
At beginning of year	26,418,658	21,876,853	25,644,245
Fair value of options and restricted stock transferred to share capital	(9,732,565)	(12,380,121)	(11,649,459)
Stock compensation expense	9,662,402	4,770,971	7,882,067
Gain on conversion of 2.75% convertible notes	-	75	-
Share buyback (note 16)	(8,077,658)	-	-
Waiver of all remaining IPI conversion options (note 14)	-	12,150,880	-
At end of year	18,270,837	26,418,658	21,876,853
Accumulated Other Comprehensive Income
Foreign currency translation reserve
At beginning of year	4,541,913	24,787,128	29,788,447
Foreign currency translation movement for the year, net of tax	(3,141,715)	(20,245,215)	(5,001,319)
Reclassification of exchange gains on previously held foreign operations, net of tax	(1,400,198)	-	-
Foreign currency translation reserve at end of year	-	4,541,913	24,787,128
Gain/(loss) on available-for-sale financial assets
At beginning of year	-	245,825	(407,565)
Loss on available-for-sale financial assets as a result of foreign currency translation, net of tax	-	(277,553)	449,413
Loss on revaluation of available-for-sale financial assets, net of tax	-	(203,977)	203,977
Gain on disposal of available-for-sale financial assets, net of tax	-	235,705	-
Loss on available-for-sale financial assets at end of year	-	-	245,825
Accumulated other comprehensive income at end of year	-	4,541,913	25,032,953
Conversion options
At beginning of year	-	12,150,880	12,150,880
Transfer of balance to contributed surplus (note 14)	-	(12,150,880)	-
At end of year	-	-	12,150,880
Accumulated earnings/(deficit)
At beginning of year	(266,319,459)	(225,961,512)	(227,565,221)
Net profit/(loss) for the year	289,765,299	(40,357,947)	1,603,709
Share buyback (note 16)	(19,055,444)	-	-
At end of year	4,390,396	(266,319,459)	(225,961,512)
Total InterOil Corporation shareholders' equity at end of year	1,028,652,640	732,821,012	776,056,966

See accompanying notes to the consolidated financial statements

Consolidated Financial Statements INTEROIL CORPORATION 8

InterOil Corporation Consolidated Statements of Cash Flows (Expressed in United States dollars)

	Year ended
	December 31,	December 31,	December 31,
	2014	2013	2012
	$	$	$

Cash flows generated from (used in):

Operating activities
Net profit/(loss) for the year	289,765,299	(40,357,947)	1,603,709
Adjustments for non-cash and non-operating transactions
Depreciation and amortization	12,273,860	23,411,336	21,855,228
Deferred tax	1,876,959	15,295,770	(29,450,576)
Loss on disposal of plant and equipment	620,155	-	-
Gain on conveyance of exploration assets (note 10)	(340,540,011)	(500,071)	(4,418,170)
Gain on sale of subsidiaries (note 4)	(49,537,443)	-	-
Accretion of convertible notes liability	3,839,366	3,617,760	3,408,951
Amortization of deferred financing costs	8,323,575	4,589,536	598,698
Timing difference between derivatives recognized and settled	373,697	2,103,175	350,061
Stock compensation expense, including restricted stock	9,662,402	4,770,970	7,882,067
Inventory write down	3,947,006	-	322,535
Accretion of asset retirement obligation liability	192,282	356,830	331,096
Accretion of receivable from Total S.A. (note 8)	(24,826,440)	-	-
Adjustment to carrying amount of receivable from Total S.A. (note 8)	24,206,783	-	-
Accounts receivable provision and write down	1,709,139	-	-
Non-cash settlement on PNGEI buyback	-	6,837,000	-
Gain on conversion of convertible notes	-	(500)	-
Gain on Flex LNG investment	-	(3,719,907)	-
Share of net loss/(profit) of joint venture partnership accounted for using the equity method (note 23)	17,557,838	(2,275,090)	490,186
Unrealized foreign exchange gain	(1,403,197)	(352,348)	(1,070,269)
Change in operating working capital
Increase in trade and other receivables	(65,585,657)	(21,273,999)	(43,579,657)
Decrease/(increase) in other current assets and prepaid expenses	483,658	170,092	(3,010,564)
Decrease/(increase) in inventories	8,275,985	30,610,288	(28,886,641)
Increase in trade and other payables	17,579,089	47,360,333	25,912,734
Net cash (used in)/generated from operating activities	(81,205,655)	70,643,228	(47,660,612)

Investing activities
Expenditure on oil and gas properties	(457,393,642)	(128,285,583)	(179,779,865)
Proceeds from joint venture cash calls	129,633,143	29,942,167	3,497,542
Expenditure on plant and equipment	(11,674,329)	(25,951,297)	(30,855,107)
Proceeds from Total for interest in PRL 15 (note 10)	401,338,497	-	-
Proceeds from Pacific Rubiales Energy (conveyance accounted portion)	-	-	20,000,000
Maturity of short term treasury bills	-	-	11,832,110
Proceeds from disposal of Flex LNG Ltd shares, net of transaction costs	-	7,778,258	-
Decrease/(increase) in restricted cash held as security on borrowings	44,913,411	(4,203,450)	(9,760,331)
Proceeds from sale of subsidiaries, net of transaction costs, settlement of intercompany debt and cash and cash equivalents disposed of (note 4)	427,985,105	-	-
Change in non-operating working capital
Decrease in trade and other receivables	-	5,000,000	5,000,000
Increase/(decrease) in trade and other payables	105,334,004	(17,744,539)	22,115,815
Net cash generated from/(used in) investing activities	640,136,189	(133,464,444)	(157,949,836)

Financing activities
Repayments of OPIC secured loan	-	-	(35,500,000)
(Repayments to)/proceeds from Mitsui for Condensate Stripping Plant	-	(34,375,748)	3,578,489
Proceeds from Westpac secured loan	-	-	15,000,000
Repayments of Westpac secured loan	-	(12,857,000)	(2,143,000)
Proceeds from drawdown of BSP and Westpac secured facility,net of transaction costs	-	33,835,101	-
Repayments of BSP and Westpac secured facility	(24,780,077)	(11,070,578)	-
Proceeds from drawdown of Credit Suisse secured facility, net of transaction costs	50,000,000	93,042,488	-
Repayment of Credit Suisse secured facility	(150,000,000)	-	-
Proceeds from Pacific Rubiales Energy for interest in PPL237	-	73,600,000	20,000,000
Proceeds from/(repayments of) working capital facility	20,855,406	(57,911,448)	77,809,976
(Repayments of)/proceeds from ANZ, BSP & BNP syndicated loan	(84,000,000)	(16,000,000)	95,924,091
Proceeds from issue of common shares, net of transaction costs	2,186,690	6,839,930	11,028,683
Payment on share buyback	(41,753,894)	-	-
Payment on conversion of convertible notes	-	(1,546)	-
Net cash (used in)/generated from financing activities	(227,491,875)	75,101,199	185,698,239

Increase/(decrease) in cash and cash equivalents	331,438,659	12,279,983	(19,912,209)
Cash and cash equivalents, beginning of year	61,966,539	49,720,680	68,575,269
Exchange losses on cash and cash equivalents	-	(34,124)	1,057,620
Cash and cash equivalents, end of year	393,405,198	61,966,539	49,720,680
Comprising of:
Cash on Deposit	61,073,191	31,738,440	49,086,353
Short Term Deposits	332,332,007	30,228,099	634,327
Total cash and cash equivalents, end of year	393,405,198	61,966,539	49,720,680

See accompanying notes to the consolidated financial statements

Consolidated Financial Statements INTEROIL CORPORATION 9

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

1.	General information

InterOil Corporation (the "Company" or "InterOil") is a publicly traded, oil and gas exploration and production company operating in Papua New Guinea (“PNG”). The Company is incorporated and domiciled in Canada and was continued under the Business Corporations Act (Yukon Territory) on August 24, 2007. The address of its registered office is 300-204 Black Street, Whitehorse, Yukon, Canada.

These consolidated financial statements were approved by the Directors for issue on March 12, 2015. The boards of directors have the power to amend and reissue the financial report.

Discontinued Operations

Management had previously organized the Company’s operations into four major segments - Upstream, Midstream, Downstream and Corporate. Upstream included exploration, appraisal and development of hydrocarbon structures in PNG. Midstream consisted of both Midstream Refining and Midstream Liquefaction. Midstream Refining included production of refined petroleum products at Napa Napa in Port Moresby, PNG, for the domestic market and export markets, and Midstream Liquefaction included the work being undertaken to develop, in joint venture as a non-operator, liquefaction and associated facilities in PNG for the export of liquefied natural gas. The Downstream segment marketed and distributed refined products domestically in PNG on a wholesale and retail basis. The Corporate segment provided support to our other business segments through business development and improvement activities, general services, administration, human resources, executive management, financing and treasury, government affairs and investor relations. This segment also managed our shipping business, which operated two vessels that transport petroleum products for the Downstream segment and external customers, both within PNG and for export in the South Pacific region.

On June 30, 2014, the Company entered into share sale and purchase agreements with Puma Energy Pacific Holdings Pte Ltd (“Puma”) for the sale of InterOil subsidiaries that held the oil refinery and petroleum products distribution businesses, which were previously included within the Midstream Refining and Downstream segments, respectively. As a result of the transaction, as of June 30, 2014, the Company’s operations no longer include the Midstream Refining or Downstream segment and these business have been classified as discontinued operations in these consolidated financial statements. In addition, the shipping business which was previously included within the Corporate segment has also been classified as a discontinued operation in these consolidated financial statements as the activities previously being carried out by that business have been transferred to Puma with the sale of the refining and distribution businesses. Refer to note 4 for further information on the sale of the oil refinery and petroleum products distribution businesses. At December 31, 2014, no additional discontinued operations have been recognized.

2.	Significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a)	Basis of preparation

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the IASB. The consolidated financial statements for the year ended December 31, 2014 have been prepared under the historical cost convention, except for derivative financial instruments and available-for-sale investments which are measured at fair value.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

-	Convertible notes: The convertible notes are assessed based on the substance of the contractual arrangement in determining whether it exhibits the fundamental characteristic of a financial liability or equity. Management has assessed that the note instrument mainly exhibits characteristics that are liability in nature, however, the embedded conversion feature is equity in nature and needs to be bifurcated and disclosed separately within equity. Management valued the liability component first and assigned the residual value to the equity component. Management fair valued the liability component by deducting the premium paid by holders specifically for the conversion feature. The conversion price of $95.625 per share includes a premium of 27.5% to the issue price of the concurrent common shares offering of $75 per share. Therefore, the $70,000,000 total issue represents 127.5% of the liability portion.

Consolidated Financial Statements INTEROIL CORPORATION 10

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

-	Environmental remediation: Remediation costs are accrued based on estimates of known environmental remediation exposure. Ongoing environmental compliance costs, including maintenance and monitoring costs, are expensed as incurred. Provisions are determined on an assessment of current costs, current legal requirements and current technology. Changes in estimates are dealt with on a prospective basis. The Company currently does not have any amounts accrued for environmental remediation obligations as current legislation does not require it. Future legislative action and regulatory initiatives could result in changes to the Company’s operating permits which may result in increased capital expenditures and operating costs.

-	Share-based payments: The fair value of stock options at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the terms of the option, the vesting criteria, the share price at grant date, expected price volatility of the underlying share, the expected yield and risk-free interest rate for the term of the option. Upon exercise of options, the balance of the contributed surplus relating to those options is transferred to share capital. The fair value of restricted stock on grant date is the market value of the stock. The Company uses the fair value based method to account for employee stock based compensation benefits. Under the fair value based method, compensation expense is measured at fair value at the date of grant and is expensed over the award's vesting period. The Company has not used a forfeiture rate as the assumption is for a 100% vesting of the granted options, however, if the options are forfeited prior to vesting, then any amounts expensed in relation to those forfeited shares are reversed.

-	Exploration and evaluation assets: The Company uses the successful-efforts method to account for its oil and gas exploration and development activities. Under this method, costs are accumulated on a field-by-field basis with certain exploratory expenditures and exploratory dry holes being expensed as incurred. The Company continues to carry as an asset the cost of drilling exploratory wells if the required capital expenditure is made and drilling of additional exploratory wells is underway or firmly planned for the near future, or when exploration and evaluation activities have not yet reached a stage to allow reasonable assessment regarding the existence of economical reserves. Capitalized costs for producing wells will be subject to depletion using the units-of-production method. Geological and geophysical costs are expensed as incurred. If the Company’s plans change or the Company adjusts the estimates in future periods, a reduction in the Company’s exploration and evaluation assets will result in a corresponding increase in the amount of our exploration expenses.

The conveyance accounting for the share sale agreement (“Total SSA”) with Total S.A. (“Total”) has been accounted for in the year ended December 31, 2014. This recognized the interim resource certification payments expected in addition to the completion payment that was received from Total during the year. The interim resource certifications were estimated based on a certification provided by Gaffney Cline & Associates (“GCA”), which certified a best case scenario of 7.1 trillion standard cubic feet equivalent (“Tcfe”) of natural gas in the Elk and Antelope fields. GCA is a recognized certifier under the Total SSA. The interim resource certification under the Total SSA will vary post the completion of up to three appraisal wells that will be drilled within Elk and Antelope fields prior to the certification.

-	Impairment of Long-Lived Assets: The Company is required to review the carrying value of all property, plant and equipment, including the carrying value of exploration and evaluation assets, and goodwill for potential impairment. The Company tests long-lived assets for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable by the future discounted cash flows. Due to the significant subjectivity of the assumptions used to test for recoverability and to determine fair value, changes in market conditions could result in significant impairment charges in the future, thus affecting the Company’s earnings. The Company’s impairment evaluations are based on assumptions that are consistent with the Company’s business plans.

(b)	Statement on liquidity, capital resources and capital requirements

These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they become due.

The net current assets as at December 31, 2014 amounted to $757.3 million compared to $27.8 million as at December 31, 2013 and $121.9 million as at December 31, 2012. The Company has cash, cash equivalents and cash restricted of $401.4 million as at December 31, 2014 (December 2013 - $115.2 million, December 2012 - $98.7 million), of which $8.3 million is restricted (December 2013 - $53.2 million, December 2012 - $49.0 million).

The Company’s primary use of capital resources has been the exploration and development activities. The Company has to execute exploration activities within a set timeframe to meet the minimum license commitments in relation to the Company’s Petroleum Prospecting Licenses (“PPLs”) and Petroleum Retention Licenses (“PRLs”). Refer to note 25 for further information on these commitments. Subject to meeting the license commitment requirements, the Company’s capital expenditure can be accelerated or decelerated at its discretion.

Consolidated Financial Statements INTEROIL CORPORATION 11

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

Existing cash balances will be sufficient to settle debt obligations and to facilitate further necessary development of the Elk and Antelope fields, appraisal of Triceratops field and exploration activities planned to meet our license commitment requirements. However, oil and gas exploration and development and liquefaction are capital intensive and our business plans involve raising capital, which depends on market conditions when we raise such capital. Additionally, our joint venture share of the costs of construction of an LNG plant and other infrastructure associated with a proposed LNG plant may amount to hundreds of millions of dollars and thus exceed our existing cash balances. No assurance can be given that we will be successful in obtaining new capital on terms that are acceptable to us, particularly with market volatility. Accordingly, these consolidated financial statements have been prepared on a going concern basis in the belief that the Company will realize its assets and settle its liabilities and commitments in the normal course of business and for at least the amounts stated, for a period not less than one year from the date of signing this financial report.

(c)	Accounting policies

The accounting policies followed in these consolidated financial statements are consistent with those of the previous financial year.

(d)	New standards issued but not yet effective

The following new standards have been issued but are not yet effective for the financial year beginning January 1, 2014 and have not been early adopted:

-	IFRS 9 ‘Financial Instruments’ (effective from January 1, 2018): This addresses the classification and measurement of financial assets. The standard is not applicable until January 1, 2018 but is available for early adoption. The Company is yet to assess IFRS 9’s full impact, but does not expect any material changes due to this standard. The Company has not yet decided to early adopt IFRS 9.

-	IFRS 14 ‘Regulatory deferral accounts’ (effective from January 1, 2016): This standard permits first-time adopters to continue to recognize amounts related to rate regulation in accordance with their previous GAAP requirements when they adopt IFRS. However, the effect of rate regulation must be presented separately from other items. This standard will have no impact on the Company.

-	IFRS 15 ‘Revenue from contracts with customers’ (effective from January 1, 2017): The new standard is based on the principle that revenue is recognized when control of a good or service transfers to a customer, so the notion of control replaces the existing notion of risks and rewards. The Company is currently evaluating the impact of this standard.

(e)	Principles of consolidation

-	Business combinations: The Company applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Company recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets.

If the business combination is achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date through profit or loss. Any contingent consideration to be transferred by the Company is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability is recognized in accordance with IAS 39 either in profit or loss or as a change to other comprehensive income. Contingent consideration that is classified as equity is not re-measured, and its subsequent settlement is accounted for within equity. The Company measures goodwill at the acquisition date as the fair value of the consideration transferred including the recognized amount of any non-controlling interests in the acquiree, less the fair value of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date.

Transaction costs, other than those associated with the issue of debt or equity securities, that the Company incurs in connection with a business combination are expensed as incurred.

-	Subsidiaries: The consolidated financial statements of the Company incorporate the assets, liabilities and results of InterOil Corporation and of all subsidiaries as at December 31, 2014, December 31, 2013 and December 31, 2012, and for the periods then ended.

Consolidated Financial Statements INTEROIL CORPORATION 12

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

On June 30, 2014, the Company entered into two share sale and purchase agreements with Puma for the sale of InterOil subsidiaries that hold the oil refinery and petroleum products distribution businesses, which were previously included within the Midstream Refining and Downstream segments respectively. Specifically, the agreements resulted in the sale by South Pacific Refining Limited, a wholly owned subsidiary of InterOil Corporation, of all shares held by it in EP InterOil Limited (EPI) and SPI Limited, and sale by SPI Distribution of all shares held by it in InterOil Products Limited (IPL) to Puma. In addition, EPI holds 100% of the shares in InterOil Limited (IOL) and as such, ultimate ownership of IOL has also been transferred to Puma. As a result of the transaction, as of June 30, 2014, these sold subsidiaries have been de-consolidated from the results of the Company. The results of operations for these sold businesses have been presented as discontinued operations in the consolidated income statements for the years ended December 31, 2014, 2013 and 2012. In addition, the shipping business which was previously included within the Corporate segment has also been classified as a discontinued operation in the consolidated income statements for the years ended December 31, 2014, 2013 and 2012, as the activities previously being carried out by the business have been transferred to Puma with the sale of the refining and distribution businesses. There has been no loss incurred on transferring the activities previously undertaken by the shipping business.

Subsidiaries of InterOil Corporation as at December 31, 2014 included SPI Exploration and Production Corporation (100%), InterOil Singapore Pte Ltd (100%), InterOil Corporate PNG Limited (100%), South Pacific Refining Limited (100%), SPI Distribution Limited (100%), InterOil LNG Holdings Inc. (100%), InterOil Australia Pty Ltd (100%), Direct Employment Services Company (100%), InterOil Finance Inc. (100%), InterOil Shipping Pte Ltd (100%) and their subsidiaries. InterOil Corporation and its subsidiaries together are referred to in these consolidated financial statements as the Company or the Consolidated Entity.

Subsidiaries are all those entities (including structured entities) over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.

Intercompany transactions, balances and unrealized gains on transactions between companies are eliminated on consolidation. Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated income statements, statements of comprehensive income, balance sheets and statement of changes in equity.

In March 2012, Champion No. 57 Limited was incorporated in PNG as a 100% subsidiary of SPI (220) Limited to hold an interest in the Triceratops field. This company underwent a change of name, and is currently registered as InterOil Partners Limited. There have been no transactions in this entity as of December 31, 2014.

-	Joint arrangements: Under IFRS 11, investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. The Company’s interest in PNG LNG Inc. is governed by a shareholders’ agreement signed on July 30, 2007 between the parties to the Joint Venture. The Company has assessed the nature of its joint arrangement and determined it to be a joint venture. Joint ventures are accounted for using the equity method.

Under the equity method of accounting, interests in joint ventures are initially recognized at cost and adjusted thereafter to recognize the Company’s share of the post-acquisition profits or losses and movements in other comprehensive income. When the Company’s share of losses in a joint venture equals or exceeds its interests in the joint venture (which includes any long-term interests that, in substance, form part of the Company’s net investment in the joint venture), the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the joint venture.

Unrealized gains on transactions between the Company and its joint venture are eliminated to the extent of the Company’s interest in the joint venture. Any unrealized gains relating to third party interest in the joint venture are deferred until the Company believes that all the conditions for the joint venture to realize those benefits from the transactions with the Company have been met. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Consolidated Financial Statements INTEROIL CORPORATION 13

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

(f)	Segment reporting

An operating segment is a component of an enterprise:

-	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other segments of the same enterprise),
-	whose operating results are regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and
-	for which discrete financial information is available.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

Post the completion of the sale of operations to Puma on June 30, 2014, the Company is no longer organized as separate segments with the continuing operations considered to be an Upstream Exploration and Production business. The Company has concluded that no segment reporting would be applicable post June 30, 2014 as there is no separate financial information available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The operations of the Company are also concentrated in PNG.

(g)	Foreign currency

-	Functional and presentation currency: These consolidated financial statements are presented in United States Dollars (“USD”) which is InterOil’s functional and presentation currency.

Foreign currency transactions: Transactions in foreign currencies are translated to the respective functional currencies of Company entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items in a foreign currency that are measured in terms of historical cost are translated using the exchange rate at the date of the transaction. Foreign currency differences arising on retranslation are recognized in profit or loss.

-	Foreign operations: For subsidiaries considered to be foreign operations, all assets and liabilities denominated in foreign currency are translated to USD at exchange rates in effect at the balance sheet date and all revenue and expense items are translated at the rates of exchange in effect at the time of the transactions. Foreign exchange gains or losses are recognized and presented in other comprehensive income and in the foreign currency translation reserve in equity. Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

(h)	Financial instruments

(i) Non-derivative financial assets

The Company initially recognizes loans, receivables and deposits on the date that they are originated. All other financial assets (including assets designated at fair value through profit or loss) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument. The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

Financial assets and liabilities are offset and the net amount presented in the balance sheet when, and only when, the Company has a legal right to offset the amounts and intends to either settle on a net basis or to realize the asset and settle the liability simultaneously. The Company classifies non-derivative financial assets into the following categories: financial assets at fair value through profit or loss, loans or receivables, held to maturity financial assets and available-for-sale financial assets.

Consolidated Financial Statements INTEROIL CORPORATION 14

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

-	Loans and receivables: Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Loans and receivables comprise of trade and other receivables.

-	Held-to-maturity: Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s management has the positive intention and ability to hold to maturity. Held-to-maturity financial assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost using the effective interest method, less any impairment losses. If the Company were to sell other than an insignificant amount of held-to-maturity financial assets, the whole category would be tainted and reclassified as available-for-sale. Held-to-maturity financial assets are included in non-current assets, except for those with maturities less than 12 months from the end of the reporting period, which are classified as current assets.

-	Available-for-sale: Available-for-sale financial assets are non-derivative financial assets that are designated as available for sale or are not classified in any of the other categories. The Company’s investments in equity securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses, are recognized in other comprehensive income. When an investment is derecognized, the gain or loss accumulated in equity is reclassified to profit or loss.

(ii) Non-derivative financial liabilities

The Company initially recognizes debt securities issued and subordinated liabilities on the date that they originated. All other financial liabilities (including liabilities designated at fair value through profit or loss) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument. The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire. Financial assets and liabilities are offset and the net amount presented in the balance sheet when, and only when, the Company has a legal right to offset the amounts and intends to either settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company classifies non-derivative financial liabilities into the other financial liabilities category. Financial liabilities not designated at fair value through profit or loss are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. Other financial liabilities comprise secured and unsecured loans, bank overdrafts, and trade and other payables. Trades and other payables represent liabilities for goods and services provided to the Company prior to the end of financial period which are unpaid. These amounts are unsecured and are usually paid within 30 days of recognition.

(iii) Derivative financial instruments

Derivative financial instruments may be utilized by the Company in the management of its foreign exchange requirements, and prior to the sale of the refining and distribution businesses, to manage its crude purchase cost exposures and its finished products sales price exposures. The Company's policy is not to utilize derivative financial instruments for trading or speculative purposes. The Company may choose to designate derivative financial instruments as hedges.

When applicable, at the inception of the hedge, the Company formally documents all relationships between hedging instruments and the hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions, the nature of the risk being hedged, how the hedging instruments’ effectiveness in offsetting the hedged risk will be assessed and a description of the method for measuring effectiveness. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or anticipated transactions. The Company also assesses whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items at inception and on an ongoing basis.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded as a component of Other Comprehensive Income until earnings are affected by the variability in cash flows of the designated hedged item. For cash flow hedges that have been terminated or cease to be effective, prospective gains or losses on the derivative are recognized in earnings. Any gain or loss that has been included in accumulated other comprehensive income at the time the hedge is discontinued continues to be deferred in accumulated other comprehensive income until the original hedged transaction is recognized in earnings. If the likelihood of the original hedged transaction occurring is no longer probable, the entire gain or loss in accumulated other comprehensive income related to this transaction is immediately reclassified to earnings.

Consolidated Financial Statements INTEROIL CORPORATION 15

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in cash flows of the hedged item, the derivative expires or is sold, terminated or exercised, the derivative is no longer designated as a hedging instrument because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

(iv) Compound financial instruments

Compound financial instruments issued by the Company comprise convertible notes that can be converted to share capital at the option of the holder, when the number of shares to be issued does not vary with changes in their fair value. The liability component of a compound financial instrument is recognized initially at fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition. Interest and losses and gains relating to the financial liability are recognized in profit or loss. On conversion, the financial liability is reclassified to equity and no gain or loss is recognized on conversion.

(i)	Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to insignificant risk of changes in value.

(j)	Cash restricted

Cash restricted consists of cash on deposit which is restricted from being used in daily operations. Cash restricted is carried at cost and any accrued interest is classified under other assets.

(k)	Deferred financing costs

Deferred financing costs represent the unamortized financing costs paid to secure borrowings. Amortization is provided on an effective yield basis over the term of the related debt and is included in expenses for the period. Unamortized deferred financing costs are offset against the respective liability accounts.

(l)	Plant and equipment

Property, plant and equipment are recorded at amortized cost. Depreciation of assets begins when the asset is in place and ready for its intended use. Assets under construction and deferred project costs are not depreciated. Depreciation of plant and equipment is calculated using the straight line method, based on the estimated service life of the asset. Maintenance and repair costs are expensed as incurred. Improvements that increase the capacity or prolong the service life of an asset are capitalized.

Please refer to note 4 for details of plant and equipment related to the discontinued operations.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives as follows:

Leasehold land improvements	Shorter of 100 years or lease period
Refinery	4 – 25 years
Buildings	20 – 40 years
Plant and equipment	3 – 15 years
Motor vehicles	4 – 5 years

Consolidated Financial Statements INTEROIL CORPORATION 16

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

-	Leased assets (accounting as lessee): Leases of property, plant and equipment where the Company has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased property and the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other long term payables. Each lease payment is allocated between the liability and the finance charges so as to achieve a constant rate on the finance balance outstanding. The interest element of the finance cost is charged to the comprehensive income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the asset’s useful life and the lease term.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Operating lease payments are representative of the pattern of benefit derived from the leased asset and accordingly are included in expenses on a straight line basis over the period of the lease.

-	Leased assets (accounting as lessor): Assets are leased out under an operating lease. The asset is included in the balance sheet based on the nature of the asset. Lease income is recognized over the term of the lease on a straight-line basis.

-	Asset retirement obligations: A liability is recognized for future legal or constructive retirement obligations associated with the Company’s property, plant and equipment. The amount recognized is the net present value of the estimated costs of future dismantlement, site restoration and abandonment of properties based upon current regulations and economic circumstances at period end.

Following the sale of the refining and distribution businesses on June 30, 2014, the Company no longer has a provision for asset retirement obligations.

Environmental remediation: Remediation costs are accrued based on best estimates of known environmental remediation exposure. Ongoing environmental compliance costs, including maintenance and monitoring costs, are expensed as incurred. Provisions are determined on an assessment of current costs, current legal requirements and current technology. Changes in estimates are dealt with on a prospective basis. In relation to the Company’s exploration and development operations, the Company’s activities are still largely in the exploration and appraisal phase. As there are no production wells, there is minimal rectification required of the footprint created by the activities at this stage. In addition, these operations are carried out in remote jungle areas within PNG, and the minimal footprint currently in existence would be rapidly eliminated with the regrowth of the jungle.

-	Disposal of property, plant and equipment: At the time of disposal of plant and equipment, the carrying values of the assets are written off along with accumulated depreciation and any resulting gain or loss is included in the income statement. Gains and losses on disposals are determined by comparing proceeds with carrying amounts.

-	IT Development and software: Costs incurred in development products or systems and costs incurred in acquiring software and licenses that will contribute to future period financial benefits through revenue generation and/or cost reduction are capitalized. Costs capitalized include external direct costs of materials and service, direct payroll and payroll related costs of employees’ time spent on the project. Amortization is calculated on a straight line basis over periods generally ranging from 3 to 5 years. IT development costs include only those costs directly attributable to the development phase and are only recognized following completion of technical feasibility and where the Company has an intention and ability to use the asset. These amounts are capitalized as part of property, plant and equipment.

(m)	Exploration and evaluation assets

The Company uses the successful-efforts method to account for its oil and gas exploration and development activities. Under this method, costs are accumulated on a field-by-field basis with certain exploratory expenditures and exploratory dry holes being expensed as incurred. The Company continues to carry as an asset the cost of drilling exploratory wells if the required capital expenditure is made and drilling of additional exploratory wells is underway or firmly planned for the near future or when exploration and evaluation activities have not yet reached a stage to allow reasonable assessment regarding the existence of economic reserves. Capitalized costs for producing wells will be subject to depletion using the units-of-production method.

Geological and geophysical costs are expensed as incurred, except when they have been incurred to facilitate production techniques, to increase total recoverability and to determine the desirability of drilling additional development wells within an area in which there has been a discovery of resources. Geological and geophysical costs capitalized would be included as part of the cost of producing wells and be subject to depletion using the units-of-production method.

Consolidated Financial Statements INTEROIL CORPORATION 17

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

Farm-in

The Company capitalizes all expenditures that are incurred for acquisition of rights to explore, carry costs on behalf of the seller to acquire an interest in the asset, or any other activity in relation to evaluating technical feasibility and commercial viability of an interest farmed into.

Farm-outs

Conveyances of mineral interests in properties may involve the transfer of all or a part of the rights and responsibilities of operating a property, or sufficient risks and benefits of ownership to the transferee. Conveyance accounting is triggered by the Company on the sale of a property, where applying judgment to the facts presented, it concludes that sufficient risks and benefits of ownership has passed to the transferee.

If a part of the interest in an unproved property is sold, the amount received shall be treated as a recovery of cost. If the sales price exceeds the carrying amount of a property, a gain shall be recognized in the amount of such excess.

The sale of a part of a proved property, or of an entire proved property, shall be accounted for as the sale of an asset, and a gain or loss shall be recognized. The unamortized cost of the property or group of properties, a part of which was sold, shall be apportioned to the interest sold and the interest retained on the basis of the fair values of those interests.

In the following types of conveyances, a gain shall not be recognized at the time of the conveyance:

-	A part of an interest owned is sold and substantial uncertainty exists about recovery of the costs applicable to the retained interest.
-	A part of an interest owned is sold and the Company has a substantial obligation for future performance, such as an obligation to drill a well or to operate the property without proportional reimbursement for that portion of the drilling or operating costs applicable to the interest sold.

(n)	Impairment

-	Non-derivative financial assets: A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value. Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognized in the consolidated income statement. An impairment loss, other than relating to available-for-sale equity instruments, is reversed through profit and loss if the reversal can be related objectively to an event occurring after the impairment loss was recognized. The reversal of an impairment loss relating to available-for-sale equity instruments is through other comprehensive income.

Trade and other receivables

The collectability of trade and other receivables is assessed on an ongoing basis. Debts which are known to be uncollectible are written off by reducing the carrying amount directly. An allowance account (provision for impairment of trade receivables) is used when there is objective evidence that the company will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the receivable is impaired. The amount of the impairment allowance is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial.

The amount of the impairment loss is recognized in the income statement. When a trade or other receivable for which an impairment allowance had been recognized becomes uncollectible in a subsequent period, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the income statement.

Consolidated Financial Statements INTEROIL CORPORATION 18

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

Prior to the sale of the refining and distribution businesses , the Company discounted certain trade receivables to BNP Paribas Capital (Singapore) Limited (“BNP Paribas”) under its $80.0 million bilateral non-recourse discounting facility, and certain receivables under the syndicated secured refinery working capital facility which included the ability to discount receivables with recourse up to $30.0 million. The non-recourse discounted receivables were not retained on the Company’s balance sheet, while with-recourse discounted receivables were retained on the balance sheet as the Company retained the credit risk and control over these receivables.

-	Non-financial assets: The carrying amounts of the Company’s non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, the recoverable amount is estimated each period at the same time.

The recoverable amount of an asset is the greater of its value in use or its fair value less costs to sell and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. In that situation, the assets are tested as part of a cash-generating unit (“CGU”), which is the smallest identifiable group of assets, liabilities and associated goodwill that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

Fair value is the amount of the consideration that would be agreed upon in an arm's length transaction between knowledgeable, willing parties who are under no compulsion to act. Value in use is determined as the net present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal, discounted at the risk free rate of interest plus a risk premium. If an impairment loss is recognized, the adjusted carrying amount becomes the new cost basis.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its recoverable amount. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis. Impairment losses are recognized in profit or loss.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

There has been no impairment of assets based on the assessments performed during the period.

(o)	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances and duties and taxes paid. The following particular accounting policies, which significantly affect the measurement of results, have been applied.

-	Other Revenue: Revenue from logistics, rig and constructions services are recognized in the accounting period in which the services are rendered. As of July 1, 2014, the Company ceased to operate a shared services model that resulted in the recognition of other revenue from the internal support of the exploration and development activities. These costs have been since been allocated to those activities as a recovery of cost, rather than as other revenue. The Company is also moving to more outsourced services model with leasing third party rigs and services rather than internally servicing the exploration and development operations.

-	Interest revenue: Interest revenue is recognized as the interest accrues using the effective interest rate.

(p)	Income tax

Income tax comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in other comprehensive income or directly in equity, in which case the income tax is also recognized directly in other comprehensive income or equity respectively. The income tax expense or benefit for the period is the tax payable on the current period’s taxable income based on the national income tax rate for each jurisdiction; adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements and to unused tax losses. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation.

Consolidated Financial Statements INTEROIL CORPORATION 19

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

Deferred tax assets and liabilities are recognized for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. Deferred income tax assets and liabilities are presented as non-current. Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred tax assets are recognized for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. In addition to income taxes, InterOil is subject to Goods and Services Tax, Excise Duty and other taxes in PNG, Australia, Singapore and Canada. The consolidated financial statements are prepared on a net of Goods and Services Tax basis.

(q)	Employee entitlements

-	Wages and salaries, and annual leave: Liabilities for wages and salaries, including annual leave expected to be settled within 12 months of the reporting date are recognized in accounts payable and accrued liabilities in respect of employees’ services up to the reporting date and are measured at the amounts expected to be paid when liabilities are settled.

-	Long service leave: The liability for long service leave is recognized in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures, periods of service and statutory obligations.

-	Post-employment obligations: The Company contributed to a defined contribution plan and the Company’s legal or constructive obligation is limited to these contributions. Contributions to the defined contribution fund are recognized as an expense as they become payable.

-	Share-based payments: Stock-based compensation benefits are provided to employees and directors pursuant to the 2009 Stock Incentive Plan (with options still in existence having been granted under the now superseded 2006 Stock Incentive Plan). The Company currently issues stock options and restricted stock units as part of its stock-based compensation plan. The fair value of stock options at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the terms of the option, the vesting criteria, the share price at grant date and expected price volatility of the underlying share, the expected yield and risk-free interest rate for the term of the option. The Company has not used a forfeiture rate as the assumption is for a 100% vesting of the granted options, however, if the options are forfeited prior to vesting, then any amounts expensed in relation to those forfeited shares are reversed. Upon exercise of options, the balance of the contributed surplus relating to those options is transferred to share capital. The fair value of restricted stock units on grant date is the market value of the stock.

The Company uses the fair value based method to account for employee stock based compensation benefits. Under the fair value based method, compensation expense is measured at fair value at the date of grant and is expensed over the award's vesting period.

-	Profit-sharing and bonus plans: The Company recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(r)	Earnings per share

-	Basic earnings per share: Basic common shares outstanding are the weighted average number of common shares outstanding for each period. Basic earnings per share is calculated by dividing the profit or loss attributable to shareholders of the Company by the weighted average number of common shares outstanding during the period.

-	Diluted earnings per share: Diluted earnings per share is determined by adjusting the profit or loss attributable to shareholders and the weighted average number of common shares outstanding, for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees.

The earnings per share derived from continuing operations and discontinuing operations have been separately disclosed in the consolidated income statement, following the classification defined in note 1.

Consolidated Financial Statements INTEROIL CORPORATION 20

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

3.	Financial Risk Management

The Company’s activities expose it to a variety of financial risks; market risk, credit risk, liquidity risk and geographic risk. The Company’s overall risk management program focuses on the unpredictability of markets and seeks to minimize potential adverse effects on the financial performance of the Company.

Risk Management is carried out under policies approved by the board of directors of InterOil. The Finance Department identifies, evaluates and actively mitigates financial risks in close cooperation with the Company’s operations. The board of directors of InterOil provides written principles for overall risk management, as well as written policies covering specific areas. The Company’s overall risk management program seeks to minimize potential adverse effects on the Company’s financial performance.

(a)	Market risk

(i) Foreign exchange risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Company’s functional currency. The Company operates internationally and is exposed to foreign exchange risk arising from currency exposures to the USD. The consolidated financial statements are presented in USD which is the Company’s functional and presentation currency. Most of the Company’s transactions are undertaken in USD, PNG Kina (“PGK”), Australian Dollars (“AUD”) and Singapore Dollars (“SGD”).

The PGK weakened against the USD during the year ended December 31, 2014 (from 0.4130 to 0.3855) and also weakened during the year ended December 31, 2013 (from 0.4755 to 0.4130), but strengthened slightly during the year ended December 31, 2012 (from 0.4665 to 0.4755).

The financial instruments denominated in PGK and translated to USD as at December 31, 2014 are as follows:

	December 31,	December 31,	December 31,
	2014	2013	2012
	$	$	$
Financial assets
Cash and cash equivalents	6,869,370	11,104,619	32,422,704
Cash restricted	178,155	147,372	167,329
Receivables	641,600	73,619,243	61,493,200
Other financial assets	535,579	8,906,335	3,083,655

Financial liabilities
Payables	14,455,532	25,839,942	30,033,391
Working capital facility	-	12,437,780	-
Secured loans	-	24,780,077	-

The following table summarizes the sensitivity of financial instruments held at balance sheet date to movement in the exchange rate of the USD to the PGK, with all other variables held constant. Certain USD debt and other financial assets and liabilities are not held in the functional currency of the relevant subsidiary. This results in an accounting exposure to exchange gains and losses as the financial assets and liabilities are translated into the functional currency of the subsidiary that accounts for those assets and liabilities. These exchange gains and losses are recorded in the consolidated income statement except to the extent that they can be taken to equity under the Company’s accounting policy. If PGK appreciates/(depreciates) by 5% against the USD, it will result in a gain/(loss) as per the table below.

	Year ended		Year ended		Year ended
	December 31, 2014		December 31, 2013		December 31, 2012
	Impact on profit	Impact on equity - excluding profit impact	Impact on profit	Impact on equity - excluding profit impact	Impact on profit	Impact on equity - excluding profit impact
	$	$	$	$	$	$

Post-tax gain/(loss)
Effect of 5% appreciation of PGK	(311,541)	-	565,725	970,263	2,079,351	1,279,796

Consolidated Financial Statements INTEROIL CORPORATION 21

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

3.	Financial Risk Management (cont’d)

The changes in AUD and SGD to USD exchange rate can also affect the Company’s results as the expenses of the corporate offices in Australia (prior to its closure) and Singapore are incurred in the respective local currencies. The AUD and SGD exposures are minimal currently as funds are transferred to AUD and SGD from USD as required. No material balances are held in AUD or SGD. However, the Company is exposed to translation risks resulting from AUD and SGD fluctuations as in country costs are being incurred in AUD and SGD, and reporting for those costs being in USD.

(ii) Price risk

Following the disposal of the Company’s refining and distribution businesses, the Company had no exposure to product price risk.

(iii) Interest rate risk

Interest rate risk is the risk that the Company’s financial position will be adversely affected by movements in interest rates that will increase the cost of floating rate debt or opportunity losses that may arise on fixed rate borrowings in a falling interest rate environment. As the Company has no significant interest-bearing assets other than cash and cash equivalents, the Company’s income and operating cash flows are substantially independent of changes in market interest rates.

The Company’s interest-rate risk arises from cash and cash equivalent balances, borrowings and working capital financing facilities. Deposits/borrowings at variable rates expose the Company to cash flow interest-rate risk. Deposits/borrowings at fixed rates expose the Company to fair value interest-rate risk. The Company is actively seeking to manage its cash flow interest-rate risks by holding some cash, cash equivalents and borrowings in fixed rate instruments and others in variable rate instruments.

The financial instruments exposed to cash flow and fair value interest rate risk are as follows:

	December 31, 2014	December 31, 2013	December 31, 2012	Cash flow/fair value
	$	$	$	interest rate risk
Financial assets
Cash and cash equivalents	332,332,007	30,228,099	259,584	fair value interest rate risk
Cash and cash equivalents	61,073,191	31,738,440	49,461,096	cash flow interest rate risk
Cash restricted	8,301,133	324,818	374,755	fair value interest rate risk
Cash restricted	-	52,889,726	48,636,339	cash flow interest rate risk
Financial liabilities
ANZ, BSP & BNP syndicated secured loan	-	84,000,000	100,000,000	cash flow interest rate risk
Westpac secured loan	-	-	12,857,000	cash flow interest rate risk
BSP & Westpac secured facility	-	24,780,077	-	cash flow interest rate risk
Credit Suisse secured loan	-	100,000,000	-	cash flow interest rate risk
Mitsui unsecured loan	-	-	11,912,297	cash flow interest rate risk
BNP working capital facility	-	23,941,251	94,290,479	cash flow interest rate risk
Westpac working capital facility	-	9,793,577	-	cash flow interest rate risk
BSP working capital facility	-	2,644,203	-	cash flow interest rate risk
2.75% convertible notes	69,998,000	69,998,000	70,000,000	fair value interest rate risk

The following table summarizes the sensitivity of the cash flow interest-rate risk of financial instruments held at balance date, following a movement in LIBOR, with all other variables held constant. Increase in LIBOR rates will result in a lower net loss for the Company where the Company has net financial assets exposed to cash flow interest-rate risk, as is the case at December 31, 2014, or will result in a higher net loss for the Company where the Company has net financial liabilities exposed to cash flow interest-rate risk, as is the case at December 31, 2013 and December 31, 2012.

Consolidated Financial Statements INTEROIL CORPORATION 22

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

3.	Financial Risk Management (cont’d)

	Year ended		Year ended		Year ended
	December 31, 2014		December 31, 2013		December 31, 2012
	Impact on profit	Impact on equity - excluding profit impact	Impact on profit	Impact on equity - excluding profit impact	Impact on profit	Impact on equity - excluding profit impact
	$	$	$	$	$	$

Post-tax loss/(gain)
LIBOR Increase by 1%	(2,360,839)	-	1,654,428	-	821,268	-

(b)	Liquidity risk

Liquidity risk is the risk that InterOil will not meet its financial obligations as they fall due. Prudent liquidity risk management therefore implies that, under both normal and stressed conditions, the Company maintains:

•	sufficient cash and marketable securities;
•	access to, or availability of, funding through an adequate amount of committed credit facilities; and
•	the ability to close-out any open market positions.

The Company manages liquidity risk by continuously monitoring forecast and actual cash flows; matching maturity profiles of financial assets and liabilities; and by maintaining flexibility in funding including ensuring that surplus funds are generally only invested in instruments that are tradable in highly liquid markets or that can be relinquished with minimal risk of loss.

Refer to note 2(b) for further discussion of the Company’s current liquidity.

(i) Financing arrangements

The Company had the following borrowing facilities at the reporting date:

		Undrawn Amount
	Total Facility	December 31, 2014
	$	$
Facility
Credit Suisse secured loan	300,000,000	300,000,000
2.75% convertible notes	69,998,000	-
	369,998,000	300,000,000

(ii) Maturities of financial liabilities

The tables below analyses the Company’s financial liabilities, net and gross settled derivative financial instruments into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than 1 year	Between 1 and 5 years	More than 5 years	Total contractual cash flow
Non-derivatives
Trade and other payables (note 12)	139,716,105	-	-	139,716,105
2.75% convertible notes (note 17)*	71,763,000	-	-	71,763,000
Other financial liabilities (note 15)	-	96,000,000	-	96,000,000
Total non-derivatives	211,479,105	96,000,000	-	307,479,105

Total derivatives	-	-	-	-
	211,479,105	96,000,000	-	307,479,105

*The balance comprises of the convertible notes principal and interest payments forecasted.

Consolidated Financial Statements INTEROIL CORPORATION 23

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

3.	Financial Risk Management (cont’d)

The ageing of trade and other payables are as follows:

		Payable ageing between
Trade and other payables	Total	<30 days	30-60 days	>60 days
	$	$	$	$
December 31, 2014	139,716,105	134,556,055	1,528,699	3,631,351
December 31, 2013	134,027,347	131,087,614	604,294	2,335,439
December 31, 2012	178,313,483	171,197,387	3,746,493	3,369,603

(c) Credit risk

Credit risk is the risk that a contracting entity will not complete its obligation under a financial instrument that will result in a financial loss to the Company. The carrying amount of financial assets represents the maximum credit exposure.

The Company’s credit risk is limited to the carrying value of its financial assets. Credit risk on cash and cash equivalents held directly by the Company are minimized as all cash amounts and certificates of deposit are held with banks which have acceptable credit ratings. Credit risk on trade and other receivables at December 31, 2014 are also minimized as these represent receivables from joint venture partners where the risk of default is minimal as it would impact the partners’ interest in the Company’s relevant exploration and development assets.

The maximum exposure to credit risk at the reporting date was as follows:

	December 31,	December 31,	December 31,
	2014	2013	2012
	$	$	$
Current
Cash and cash equivalents	393,405,198	61,966,539	49,720,680
Cash restricted	7,959,859	36,149,544	37,340,631
Trade and other receivables
- Trade and other receivables	21,207,984	98,638,110	161,578,481
- Sale proceeds receivable from Total S.A.	545,154,761	-	-
Commodity derivative contracts	-	-	233,922
Non-current
Cash restricted	341,274	17,065,000	11,670,463
Other non-current receivables	29,700,534	29,700,534	5,000,000

The ageing of trade and other receivables at the reporting date was as follows (the ageing days relates to balances past due):

		Receivable ageing
Net trade and other receivables	Total	Current	<30 days	30-60 days	>60 days
	$	$	$	$	$
December 31, 2014	21,207,984	19,114,646	304,438	77,448	1,711,452
December 31, 2013	98,638,110	62,410,658	23,973,075	4,113,546	8,140,831
December 31, 2012	161,578,481	110,557,921	36,955,969	12,134,466	1,930,125

The impairment of trade and other receivables at the reporting date was as follows:

			Overdue	Overdue
Gross trade and other receivables	Total	Current	(not impaired)	(impaired)
	$	$	$	$
December 31, 2014	22,916,065	19,114,646	2,093,339	1,708,080
December 31, 2013	98,827,500	62,410,658	36,227,452	189,390
December 31, 2012	161,818,882	110,557,921	51,020,560	240,401

Impairment is assessed by the Company on an individual joint venture partner basis, based on payment histories of the joint venture partner. An impairment provision is taken for all receivables where objective evidence of impairment exists. The credit quality of financial assets that are neither past due nor impaired can be assess by reference to external credit ratings (if available). Total S.A. has a current credit rating of AA- as assessed by Standard & Poor.

Consolidated Financial Statements INTEROIL CORPORATION 24

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

3.	Financial Risk Management (cont’d)

The movement in impaired trade and other receivables for the year ended December 31, 2014 was as follows:

		Year ended
	December 31, 2014	December 31, 2013	December 31, 2012
	$	$	$

Trade receivables - Impairment provisions
Opening balance	189,390	240,401	1,522,145
Foreign exchange impact on opening balance	(459)	(31,598)	29,366
Amounts written off during the period	(126,773)	(378,662)	(1,277,913)
Transfer of impaired receivables upon disposal of subsidiary	(335,541)	-	-
Movement in provisions, net of reversals made	1,981,463	359,249	(33,197)
Closing balance	1,708,080	189,390	240,401

(d)	Geographic risk

The operations of InterOil are concentrated in PNG.

(e)	Financing facilities

As at December 31, 2014, the Company had only drawn down against the 2.75% convertible notes financing facility. Repayment obligations in respect of the amount of the facility utilized are as follows:

	December 31,	December 31,	December 31,
	2014	2013	2012
	$	$	$
Due:
No later than one year	69,998,000	177,159,108	126,488,776
Later than one year but not later than two years	-	89,998,000	20,286,000
Later than two years but not later than three years	-	24,000,000	94,286,000
Later than three years but not later than four years	-	24,000,000	24,000,000
Later than four years but not later than five years	-	-	24,000,000
Later than five years	-	-	-
	69,998,000	315,157,108	289,060,776

(f)	Effective interest rates and maturity profile

	Floating	Fixed interest maturing between								Effective
	interest	1 year	1-2	2-3	3-4	4-5	more than	Non-interest		interest
	rate	or less					5 years	bearing	Total	rate
December 31, 2014	$	$	$	$	$	$	$	$	$	%

Financial assets
Cash and cash equivalents	61,073,191	332,332,007	-	-	-	-	-	-	393,405,198	0.17%
Cash restricted	-	8,301,133	-	-	-	-	-	-	8,301,133	0.05%
Receivables:
- Trade and other receivables	-	-	-	-	-	-	-	50,908,518	50,908,518	-
- Sale proceeds receivable from Total S.A.		545,154,761	-	-	-	-	-	-	545,154,761	7.97%
Other financial assets	-	-	-	-	-	-	-	2,312,626	2,312,626	-
	61,073,191	885,787,901	-	-	-	-	-	53,221,144	1,000,082,236
Financial liabilities
Payables	-	-	-	-	-	-	-	141,525,847	141,525,847	-
Convertible notes liability	-	69,998,000	-	-	-	-	-	-	69,998,000	7.91%
Other financial liabilities	-	-	-	-	-	-	-	162,501,994	162,501,994	-
	-	69,998,000	-	-	-	-	-	304,027,841	374,025,841

Consolidated Financial Statements INTEROIL CORPORATION 25

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

3.	Financial Risk Management (cont’d)

	Floating	Fixed interest maturing between								Effective
	interest	1 year	1-2	2-3	3-4	4-5	more than	Non-interest		interest
	rate	or less					5 years	bearing	Total	rate
December 31, 2013	$	$	$	$	$	$	$	$	$	%

Financial assets
Cash and cash equivalents	31,738,440	30,228,099	-	-	-	-	-	-	61,966,539	0.08%
Cash restricted	52,889,726	324,818	-	-	-	-	-	-	53,214,544	2.56%
Receivables	-	-	-	-	-	-	-	128,338,644	128,338,644	-
Other financial assets	-	-	-	-	-	-	-	8,125,270	8,125,270	-
	84,628,166	30,552,917	-	-	-	-	-	136,463,914	251,644,997
Financial liabilities
Payables	-	-	-	-	-	-	-	151,115,321	151,115,321	-
Interest bearing liabilities	245,159,108	-	-	-	-	-	-	-	245,159,108	11.54%
Convertible notes liability	-	-	69,998,000	-	-	-	-	-	69,998,000	7.91%
Other financial liabilities	-	-	-	-	-	-	-	97,869,253	97,869,253	-
	245,159,108	-	69,998,000	-	-	-	-	248,984,574	564,141,682

	Floating	Fixed interest maturing between								Effective
	interest	1 year	1-2	2-3	3-4	4-5	more than	Non-interest		interest
	rate	or less					5 years	bearing	Total	rate
December 31, 2012	$	$	$	$	$	$	$	$	$	%

Financial assets
Cash and cash equivalents	49,600,460	259,584	-	-	-	-	-	-	49,860,044	0.14%
Cash restricted	48,629,998	381,096	-	-	-	-	-	-	49,011,094	2.68%
Receivables	-	-	-	-	-	-	-	151,948,227	151,948,227	-
Investments	-	-	-	-	-	-	-	4,304,176	4,304,176	-
Other financial assets	-	-	-	-	-	-	-	8,751,262	8,751,262	-
	98,230,458	640,680	-	-	-	-	-	165,003,665	263,874,803
Financial liabilities
Payables	-	-	-	-	-	-	-	192,004,062	192,004,062	-
Interest bearing liabilities	219,059,776	-	-	-	-	-	-	-	219,059,776	6.64%
Convertible notes liability	-	-	-	70,000,000	-	-	-	-	70,000,000	7.91%
Other financial liabilities	-	-	-	-	-	-	-	20,961,380	20,961,380	-
	219,059,776	-	-	70,000,000	-	-	-	212,965,442	502,025,218

Consolidated Financial Statements INTEROIL CORPORATION 26

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

3.	Financial Risk Management (cont’d)

(g)	Fair values

	December 31, 2014		December 31, 2013		December 31, 2012		Fair value
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value	hierarchy level	Method of
	$	$	$	$	$	$	(as required) *	measurement
Financial instruments
Financial assets
Loans and receivables
Cash and cash equivalents	393,405,198	393,405,198	61,966,539	61,966,539	49,720,680	49,720,680		Amortized Cost
Cash restricted	8,301,133	8,301,133	53,214,544	53,214,544	49,011,094	49,011,094		Amortized Cost
Receivables	566,362,745	566,362,745	98,638,110	98,638,110	161,578,481	161,578,481		Amortized Cost
Other non-current receivable	29,700,534	29,700,534	29,700,534	29,700,534	5,000,000	5,000,000		Amortized Cost
Available-for-sale
Investments	-	-	-	-	4,304,176	4,304,176	Level 1	Fair Value - See (i) below
Held for trading
Derivative contracts	-	-	(1,869,253)	(1,869,253)	233,922	233,922	Level 2	Fair Value - See (ii) below
Financial liabilities
Current liabilities:
Accounts payable and accrued liabilities	139,716,105	139,716,105	134,027,347	134,027,347	178,313,483	178,313,483		Amortized Cost
Working capital facilities	-	-	36,379,031	36,379,031	94,290,479	94,290,479		Amortized Cost
2.75% Convertible notes liability	66,501,994	66,501,994	-	-	-	-		Amortized Cost
Unsecured loans and current portion of secured loans	-	-	134,775,077	134,775,077	31,383,115	31,383,115		Amortized cost See (iii) below
Non-current liabilities
Secured loans	-	-	65,681,425	65,681,425	89,446,137	89,446,137		Amortized cost See (iii) below
2.75% Convertible notes liability	-	-	62,662,628	62,662,628	59,046,581	59,046,581		Amortized Cost
Other non-current liabilities	96,000,000	96,000,000	96,000,000	96,000,000	20,961,380	20,961,380		Amortized Cost

* Where fair value of financial assets or liabilities is approximated by its carrying value, designation under the fair value hierarchy is not required.

The net fair value of cash and cash equivalents and non-interest bearing financial assets and financial liabilities of the Company approximates their carrying amounts.

The carrying values (less impairment provision if provided) of trade receivables and payables are assumed to approximate their fair values due to their short-term nature. The carrying value of financial liabilities approximates their fair values which, for disclosure purposes, are estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Company for similar financial instruments.

Commodity derivative contracts’ and available-for-sale investments are the only items from the above table that are measured at fair value on a recurring basis. All the remaining financial assets and financial liabilities are measured at a fair value on a non-recurring basis and are maintained at historical amortized cost.

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes. The Company has classified the fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy shall have the following levels:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(i) Investments classified as being available-for-sale were fair valued by using quoted prices on Oslo stock exchange Axess. These investments were sold during the year ended December 31, 2013.

(ii) Derivative contracts classified as being at fair value through profit and loss are fair valued by comparing the contracted rate to the current market rate for a contract with the same remaining period to maturity. The fair value of the Company’s derivative contracts are based on price indications provided to us by an external brokerage who enter into derivative transactions with counter parties on the Company’s behalf. The contracts related to the hedging of certain product price risk exposures were transferred to Puma on completion of the sale of the Midstream Refining operation on June 30, 2014.

Consolidated Financial Statements INTEROIL CORPORATION 27

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

3.	Financial Risk Management (cont’d)

(iii) All secured loans are subject to floating interest rates and as such the carrying values of these loans are assumed to approximate their fair values. These secured loans were repaid during the quarter ended June 30, 2014.

(h)	Capital management

The finance department of the Company is responsible for capital management. This involves the use of operating and development economic forecasting models which facilitates analysis of the Company’s financial position including cash flow forecasts to determine the future capital management strategy. Capital management is undertaken to ensure a secure, cost-effective and flexible supply of funds is available to meet the Company’s expenditure requirements and safeguard its abilities to continue as a going concern.

The Company is actively managing the gearing levels and raising equity/debt as required for optimizing shareholder returns. The Company is managing its gearing levels by maintaining the debt-to-capital ratio (debt/(shareholders’ equity + debt)) at 50% or less. The gearing levels were 6% at December 31, 2014 (26% at December 31, 2013 and 19% at December 31, 2012). The optimum gearing levels for the Company are overseen by the board of directors of InterOil based on recommendations by Management. Recommendations are based on operating cash flows, future cash needs for development, capital market conditions, economic conditions, and will be reassessed as situations change.

4.	Discontinued operations

On June 30, 2014, the Company entered into two share sale and purchase agreements with Puma for the sale of InterOil subsidiaries that hold the oil refinery and petroleum products distribution businesses, which were previously included within the Midstream Refining and Downstream segments respectively. Specifically, the agreements resulted in the sale by South Pacific Refining Limited, a wholly owned subsidiary of InterOil Corporation, of all shares held by it in EP InterOil Limited (EPI) and SPI Limited, and sale by SPI Distribution of all shares held by it in InterOil Products Limited (IPL) to Puma. In addition, EPI holds 100% of the shares in InterOil Limited (IOL) and as such, ultimate ownership of IOL has also been transferred to Puma.

We received gross proceeds of $525,589,838 from the sale. The sale required repayment of all outstanding secured loans held by the entities sold amounting to $52,877,280. In addition, the agreements contained a cash warranty that as at June 30, 2014, combined cash balances of the sale entities would not be less than $40,469,839. The combined cash balance of the entities sold at June 30, 2014 was $39,432,150, and therefore an adjustment to the sale consideration has been recognized for $1,037,689 as amount refundable to Puma. In addition, InterOil incurred $4,257,614 in transaction costs. Therefore, the net consideration attributable to the sale transaction consists of the following:

June 30,
2014
$

Cash	525,589,838
Less settlement of intercompany debt	(52,877,280)
Less amount refundable to Puma	(1,037,689)
Less transaction costs	(4,257,614)
Net consideration	467,417,255

The Company made a gain on sale of these subsidiaries of $49,537,443, and there is no tax payable on this gain. The gain has been calculated as follows:

Consolidated Financial Statements INTEROIL CORPORATION 28

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

4.	Discontinued operations (cont’d)

June 30,
2014
$

Net consideration	467,417,255

Assets and liabilities disposed of
Cash and cash equivalents	39,432,150
Trade and other receivables	150,375,284
Other current assets	94,289
Inventories	143,541,718
Prepaid expenses	3,547,228
Plant and equipment	230,681,616
Deferred tax assets	46,353,729
Trade and other payables	(110,338,241)
Income tax payable	(21,190,275)
Derivative financial instruments	(2,242,950)
Working capital facilities	(57,234,437)
Asset retirement obligations	(5,140,299)
Net assets disposed of	417,879,812

Net gain on sale of subsidiaries	49,537,443

The results of operations for these sold businesses have been presented as discontinued operations in the consolidated income statements for the years ended December 31, 2014, 2013 and 2012. In addition, the shipping business which was previously included within the Corporate segment has also been classified as a discontinued operation in the consolidated income statements for the years ended December 31, 2014, 2013 and 2012, as the activities previously being carried out by the business have been transferred to Puma with the sale of the refining and distribution businesses. There has been no gain/loss incurred on transferring the activities previously undertaken by the shipping business.

The $427,985,105 proceeds from sale of subsidiaries disclosed in consolidated statement of cash flows was made up of the $467,417,255 net consideration from the sale of subsidiaries and reduced by the $39,432,150 cash and cash equivalents disposed of, as presented in the table above. In addition, the settlement of intercompany debt of $52,877,280 has been included in the ‘increase in trade and other payables’ balance within the ‘Net cash (used in)/generated from operating activities’ of the consolidated stamen of cash flows.

Cash flows from these discontinued operations have been combined with the cash flows from continuing operations in the consolidated statements of cash flows for the years ended December 31, 2014, 2013 and 2012. Cash flows generated from/(used in) the discontinued operations are presented in the following table.

	Year ended
	December 31,	December 31,	December 31,
	2014	2013	2012
	$	$	$

Net cash generated from/(used in) operating activities	41,322,900	79,569,461	(6,413,111)
Net cash generated from/(used in) investing activities (including an inflow of $428.0 million from the disposal of the operations)	460,556,098	(15,451,695)	(55,718,089)
Net cash (used in)/generated from financing activities	(48,153,553)	(83,375,061)	48,522,812

Total cash flows	453,725,445	(19,257,295)	(13,608,388)

The results of operations associated with all discontinued operations are presented in the following table.

Consolidated Financial Statements INTEROIL CORPORATION 29

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

4.	Discontinued operations (cont’d)

	Year ended
	December 31,	December 31,	December 31,
	2014	2013	2012
	$	$	$

Revenue	696,616,015	1,398,401,191	1,310,134,384
Expenses	(666,384,534)	(1,360,324,024)	(1,287,075,042)
Profit before tax from discontinued operations	30,231,481	38,077,167	23,059,342
Income tax (expense)/benefit	(7,965,955)	(19,519,051)	11,031,959
Profit after tax from discontinued operations	22,265,526	18,558,116	34,091,301
Gain on sale of subsidiaries	49,537,443	-	-
Profit from discontinued operations	71,802,969	18,558,116	34,091,301

Significant accounting policies applicable to the discontinued operations:

-	Raw materials and parts inventory: Raw materials and parts inventory were stated at the lower of cost and net realizable value. Costs comprised direct materials, direct labor and an appropriate proportion of variable and fixed overhead expenditure. Net realizable value was the estimated selling price in the ordinary course of the business less the estimated costs of completion and the estimated costs necessary to make the sale.

-	Crude oil and refined petroleum products: Crude oil and refined petroleum products were stated at the lower of cost and net realizable value. Crude oil and refined petroleum products were recorded on a first-in, first-out basis and the net realizable value test for crude oil and refined petroleum products were performed separately. The cost of Midstream Refining petroleum products consisted of raw material, labor, direct overheads and transportation costs. The cost of Downstream petroleum products included the cost of the product plus related freight, wharfage and insurance.

-	Refinery assets: Prior to the sale of the refining and distribution businesses, the Company’s most significant item of plant and equipment was the oil refinery in PNG. The refinery assets were recorded at cost less accumulated depreciation and accumulated impairment losses, if any. Refinery related assets were depreciated on straight line basis over their useful lives, at an average rate of 4% per annum. The refinery was built on land leased from the State with the lease expiring on July 26, 2097. Repairs and maintenance costs, other than major turnaround costs, were expensed as incurred. Major turnaround costs were capitalized when incurred and amortized over the estimated period of time to the next scheduled turnaround. There were no major turnaround costs incurred during the six month period ended June 30, 2014 prior to the sale.

-	Revenue from refining operations: Prior to the sale of the refining operations, revenue from sales of products was recognized when products were shipped and the customer had taken ownership and assumed risk of loss, collection of the relevant receivable was probable and when the amount of revenue could be reliably measured. As a result of the sale of the refinery operations, revenue generated from refining operations has been included within the results from discontinued operations for all years presented in the consolidated income statements.

-	Revenue from distribution operations: Prior to the sale of the distribution operations, sales of goods were recognized when the Company had delivered products to the customer, the customer had taken ownership and assumed risk of loss, collection of the receivable was probable, and when the amount of revenue could be reliably measured. It was not the Company’s policy to sell products with a right of return. As a result of the sale of the distribution operations, revenue generated from distribution operations has been included within the results from discontinued operations for all years presented in the consolidated income statements.

Financial Risk Management applicable to the discontinued operations:

Market Risk:

Prior to the sale of the refinery business, changes in the PGK to USD exchange rate could affect the Company’s refining results as there was a timing difference between the foreign exchange rates utilized when setting the monthly PGK IPP price and the foreign exchange rate used to convert the subsequent receipt of PGK proceeds to USD to repay the Company’s crude cargo borrowings under the working capital facility. The PGK exposures also arise from the exchange rates achieved from the banks on transfer of USD funds to PGK, where the rates achieved fluctuate significantly based on other exporters/importers looking to convert their USD into PGK, and is also impacted by seasonality based farm produce exports from PNG. The Company is unable to hedge due to PGK illiquidity and small size of the market. The translation of PGK denominated balances in the Company’s operating entities into USD at period ends can also result in material impact on the foreign exchange gains/losses on consolidation.

Consolidated Financial Statements INTEROIL CORPORATION 30

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

4.	Discontinued operations (cont’d)

Prior to the sale of the distribution business, the foreign exchange movement also impacted equity as translation gains/losses of the Company’s distribution operations from PGK to USD was included in other comprehensive income.

Product Price Risk:

Prior to the sale of operations, the refinery was largely exposed to price fluctuations during the period between the crude purchases and the refined products leaving the refinery when sold to the Company’s distribution operations and other distributors. The Company actively tried to manage the price risk by entering into derivative contracts to buy and sell crude and finished products.

The derivative contracts were entered into by management based on documented risk management strategies which had been approved by the Risk Management Committee. All derivative contracts entered into were reviewed by the Risk Management Committee as part of the meetings of the Committee.

The following table summarizes the sensitivity of derivative financial instruments held at December 31, 2013 and 2012 to $10.0 movement in benchmark pricing, with all other variables held constant. If the pricing increases/(declines) by $10.0, it will result in a (loss)/gain as per the table below.

	Year ended		Year ended		Year ended
	December 31, 2014		December 31, 2013		December 31, 2012
	Impact on profit	Impact on equity - excluding profit impact	Impact on profit	Impact on equity - excluding profit impact	Impact on profit	Impact on equity - excluding profit impact
	$	$	$	$	$	$

Post-tax gain/(loss)
$10 increase in benchmark pricing of derivative contracts	-	-	(19,160,000)	-	(1,970,000)	-

Product risk

The composition of the crude feedstock will vary the refinery output of products. Prior to the sale of the refinery operations, management endeavored to manage the product risk by actively reviewing the market for demand and supply, trying to maximize the production of the higher margin products and also renegotiating the selling prices for the lower margin products.

Other Notes in relation to discontinued operations:

(a)	Cash and cash equivalents:

Cash held as deposit on the BNP working capital facility supported the Company’s working capital facility with BNP Paribas Capital (Singapore) Limited (“BNP Paribas). The working capital facility and associated cash deposit was transferred to Puma under the sale transaction completed on June 30, 2014. The cash held as deposit on the ANZ, BSP and BNP secured loan was used to support the $100.0 million ANZ, BSP and BNP secured loan facility. This facility was fully repaid immediately prior to completion of the sale transaction with Puma.

In 2014, the Company earned nil interest (2013 – nil, 2012 - nil) on the cash on deposit which related to the working capital facility. However, the cash deposit relating to the BNP working capital facility reduced the interest costs relating to the facility usage in 2014 by 3.89% (2013 – 3.56%, 2012 – 3.49%).

(b)	Commodity derivative contracts

Prior to the sale of the refining and distribution business, InterOil used derivative commodity instruments to manage its exposure to price volatility on a portion of its refined product and crude inventories.

At December 31, 2014, InterOil had a net payable of $nil (Dec 2013 – payable of $1,869,253, Dec 2012 – receivable of $233,922) relating to outstanding derivative contracts for which hedge accounting was not applied or had been discontinued.

The Company had no outstanding hedge accounted derivative contracts as at December 31, 2014, December 31, 2013 and December 31, 2012.

Consolidated Financial Statements INTEROIL CORPORATION 31

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

4. Discontinued operations (cont’d)

As at December 31, 2014, the Company had no open non-hedge accounted derivative contracts outstanding. As at December 31, 2013, the Company had the following open non-hedge accounted derivative contracts outstanding.

		Notional			Fair Value
		Volumes			December 31, 2013
Derivative	Type	(bbls)	Expiry	Derivative type	$
Brent Swap	Sell Brent	255,000	Q1 2014	Cash flow hedge - Manages the export price risk of naphtha	30,773
Brent Swap	Buy Brent	570,000	Q1 2014	Cash flow hedge - Manages the export price risk of naphtha	(357,943)
Naphtha Crack Swap	Sell Naphtha Crack	240,000	Q1 2014	Cash flow hedge - Manages the sales price risk of naphtha	(450,756)
Naphtha Crack Swap	Buy Naphtha Crack	80,000	Q1 2014	Cash flow hedge - Manages the sales price risk of naphtha	190,224
Gasoil Crack Swap	Sell Gasoil Crack	135,000	Q1 2014	Cash flow hedge - Manages the sales price risk of gasoil (diesel)	137,547
Naphtha Crack Swap	Sell Naphtha Crack	135,000	Q2 2014	Cash flow hedge - Manages the sales price risk of naphtha	(14,699)
Gasoil Crack Swap	Sell Gasoil Crack	135,000	Q2 2014	Cash flow hedge - Manages the sales price risk of gasoil (diesel)	150,359
Naphtha Crack Swap	Sell Naphtha Crack	48,000	Q3 2014	Cash flow hedge - Manages the sales price risk of naphtha	(50,760)
Gasoil Crack Swap	Sell Gasoil Crack	135,000	Q3 2014	Cash flow hedge - Manages the sales price risk of gasoil (diesel)	110,318
Naphtha Crack Swap	Sell Naphtha Crack	48,000	Q4 2014	Cash flow hedge - Manages the sales price risk of naphtha	(55,758)
Gasoil Crack Swap	Sell Gasoil Crack	135,000	Q4 2014	Cash flow hedge - Manages the sales price risk of gasoil (diesel)	74,250
					(236,445)
Add: Priced out non-hedge accounted contracts as at December 31, 2013					(1,632,808)
					(1,869,253)

As at December 31, 2012, the Company had the following open non-hedge accounted derivative contracts outstanding.

		Notional			Fair Value
		Volumes			December 31, 2012
Derivative	Type	(bbls)	Expiry	Derivative type	$
Brent Swap	Sell Brent	260,000	Q1 2013	Cash flow hedge - Manages the export price risk of naphtha	(50,523)
Brent Swap	Buy Brent	280,000	Q1 2013	Cash flow hedge - Manages the export price risk of naphtha	(306,849)
Naphtha Crack Swap	Sell Naphtha Crack	160,000	Q1 2013	Cash flow hedge - Manages the sales price risk of naphtha	(48,264)
Gasoil Crack Swap	Sell Gasoil Crack	45,000	Q1 2013	Cash flow hedge - Manages the sales price risk of gasoil (diesel)	102,495
Naphtha Crack Swap	Sell Naphtha Crack	96,000	Q2 2013	Cash flow hedge - Manages the sales price risk of naphtha	1,664
Gasoil Crack Swap	Sell Gasoil Crack	45,000	Q2 2013	Cash flow hedge - Manages the sales price risk of gasoil (diesel)	56,250
Naphtha Crack Swap	Sell Naphtha Crack	48,000	Q3 2013	Cash flow hedge - Manages the sales price risk of naphtha	(24,048)
Gasoil Crack Swap	Sell Gasoil Crack	45,000	Q3 2013	Cash flow hedge - Manages the sales price risk of gasoil (diesel)	39,210
Naphtha Crack Swap	Sell Naphtha Crack	48,000	Q4 2013	Cash flow hedge - Manages the sales price risk of naphtha	(24,448)
Gasoil Crack Swap	Sell Gasoil Crack	45,000	Q4 2013	Cash flow hedge - Manages the sales price risk of gasoil (diesel)	24,870
					(229,643)
Add: Priced out non-hedge accounted contracts as at December 31, 2012					463,565
					233,922

Consolidated Financial Statements INTEROIL CORPORATION 32

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

4.	Discontinued operations (cont’d)

A loss of $2,485,882 was recognized on the non-hedge accounted derivative contracts for the year ended December 31, 2014 (Dec 2013 – $6,011,131, Dec 2012 – $4,240,647). This loss is included in the results from discontinued operations in the consolidated income statement.

(c)	Inventories

	December 31,	December 31,	December 31,
	2014	2013	2012
	$	$	$
Midstream - Refining (crude oil feedstock)	-	25,594,728	75,240,634
Midstream - Refining (refined petroleum product)	-	58,093,392	49,080,697
Midstream - Refining (parts inventory)	-	3,456,545	3,710,903
Downstream (refined petroleum product)	-	70,974,516	66,839,105
	-	158,119,181	194,871,339

The reduction in inventory as at December 31, 2014 is due to the divestment of the operating businesses on June 30, 2014. As at December 31, 2013 no net realizable value write down was necessary. As at December 31, 2012 inventory had been written down to its net realizable value. The write down of $322,535 at December 31, 2012 relating to refined petroleum products is included in the results from discontinued operations within the consolidated income statement. At December 31, 2013, $87,144,665 (Dec 2012 - $128,032,234) of the Midstream Refining inventory balance secured the BNP Paribas working capital facility disclosed at note (d) below.

(d)	Working capital facilities

	December 31,	December 31,	December 31,
	2014	2013	2012
Amounts drawn down	$	$	$
BNP Paribas working capital facility - midstream	-	23,941,251	94,290,479
Westpac working capital facility - downstream	-	9,793,577	-
BSP working capital facility - downstream	-	2,644,203	-
Total working capital facility	-	36,379,031	94,290,479

The reduction in working capital facilities as at December 31, 2014 is due to the divestment of the operating businesses on June 30, 2014 whereby all of the Company’s working capital facilities were transferred to Puma.

-	BNP Paribas working capital facility

On July 17, 2013, the Company replaced its $240.0 million bilateral working capital facility with BNP Paribas for its Midstream – Refining operation with a $350.0 million working capital syndicated facility led by BNP Paribas. Out of the $350.0 million, $270.0 million was a syndicated secured working capital facility with the support of five banking partners, namely BNP Paribas, Australia and New Zealand Banking Group (PNG) Limited (“ANZ”), the Singapore branch of Natixis S.A, Intesa Sanpaolo S.p.A, and the Bank of South Pacific Limited (“BSP”), which included the ability to discount receivables with recourse up to $30.0 million. The facility was secured by sales contracts, purchase contracts, certain cash accounts associated with the refinery, all crude and refined products of the refinery and trade receivables. In addition, BNP Paribas had provided an $80.0 million bilateral non-recourse discounting facility. The credit portion of the facility bears interest at LIBOR + 3.75% per annum. The facility was renewable in February 2015.

During the six months ended June 30, 2014, the weighted average interest rate was 3.89% (Year ended December 31, 2013 – 3.09%, Year ended December 31, 2012 – 2.67%,) after considering the reduction in interest due to the deposit amounts maintained which reduces the interest being charged on the facility utilization. The discounting fees on this facility for the six months ended June 30, 2014 were $131,617 (year ended December 31, 2014 - $479,443, year ended December 31, 2012 - $456,415).

Consolidated Financial Statements INTEROIL CORPORATION 33

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

4.	Discontinued operations (cont’d)

The following table outlines the facility and the amount available for use at prior year ends:

	December 31,	December 31,	December 31,
	2014	2013	2012
	$	$	$
Working capital credit facility	-	270,000,000	240,000,000

Less amounts included in the working capital facility liability:
Short term advances/facilities drawn down	-	(23,941,251)	(47,203,152)
Discounted receivables*	-	-	(47,087,327)
	-	(23,941,251)	(94,290,479)
Less: other amounts outstanding under the facility:
Letters of credit outstanding	-	(167,722,379)	(139,500,000)
Working capital credit facility available for use	-	78,336,370	6,209,521

* Under the revised facility, discounted receivables which are non-recourse are not included in the available for use balance as they fall within the separate $80.0 million facility with BNP Paribas. As at December 31, 2013, there were $24,990,929 in discounted receivables outstanding, with $55,009,071 of the non-recourse discounting facility remaining available for use.

The cash deposit on working capital facility at December 31, 2013, as separately disclosed in note 7, included restricted cash of $28,749,544 (2012 - $37,340,631) which was being maintained as a security margin for the facility. In addition, inventory of $87,144,665 (2012 - $128,032,234) and trade receivables of $64,781,779 (2012 - $80,564,430) also secured the facility at December 31, 2013. The trade receivable balance securing the facility at December 31, 2013, included $37,590,034 (2012 - $24,668,107) of inter-company receivables which were eliminated on consolidation.

-	Westpac and BSP working capital facility

At December 31, 2013, the Company had an approximately $37,170,000 (PGK 90,000,000) revolving working capital facility for its Downstream operations in PNG from BSP and Westpac Bank PNG Limited (“Westpac”), shared equally between the two banks. The Westpac facility was for an initial term of three years and was renewed in November 2011 through to November 2014. The BSP facility was renewable annually and was renewed in August 2013 through to November 2014. As at December 31, 2013, $12,437,780 (PGK 30,115,690) of this combined facility had been utilized. These facilities were secured by a fixed and floating charge over the assets of Downstream operations. During the six months ended June 30, 2014, the weighted average interest rate was 8.4% (Year ended December 31, 2013 – 9.0%, Year ended December 31, 2012 – 10.0%).

(e)	Secured and Unsecured Loans:

-	Westpac Secured Loan

A secured loan of $15,000,000 was provided as part of the increased Westpac working capital facility which was repayable in equal installments over 3.5 years with an interest rate of LIBOR + 4.4% per annum. The loan was secured by a fixed and floating charge over the assets of Downstream operations. The loan was fully repaid during the year ended December 31, 2013.

-	ANZ, BSP & BNP Syndicated Loan

On October 16, 2012, the Company entered into a five year amortizing $100 million syndicated secured term loan facility with BNP Paribas Singapore, Bank South Pacific Limited, and Australia and New Zealand Banking Group (PNG) Limited. The loan was secured over the fixed assets of the refinery. The interest rate on the loan was equal to LIBOR plus 6.5%. The loan was fully repaid during the year ended December 31, 2014 as a requirement of the sale agreement with Puma.

-	BSP & Westpac Secured Facility

On August 19, 2013, the Company entered into a one year $75.0 million equivalent combined secured loan facility with Westpac and BSP to be drawn in tranches, in either USD and/or PGK. Borrowings under the facility were to be used for exploration and drilling activities with $37.5 million available immediately, and a further $37.5 million to be available upon the execution of an agreement in relation to the monetization of the Elk and Antelope resource. Subsequent to the closing of the Credit Suisse A.G (“Credit Suisse”) facility noted below, the second available tranche of $37.5 million was cancelled, and BSP and Westpac have participated within the Credit Suisse led syndication facility. In addition, on November 15, 2013, the loan facility was further amended to reduce the combined limit to approximately $24.8 million (PGK 60.0 million). The loan was fully repaid during the year ended December 31, 2014 as a requirement of the sale agreement with Puma.

Consolidated Financial Statements INTEROIL CORPORATION 34

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

4.	Discontinued operations (cont’d)

(f)	Asset retirement obligations

The following table shows the movement in the asset retirement obligation during the period:

	December 31,	December 31,	December 31,
	2014	2013	2012
	$	$	$
Opening balance	4,948,017	4,978,334	4,562,269
Accretion of provision	192,282	356,830	331,096
Foreign exchange impact on translation of provision	-	(387,147)	84,969
Disposal of subsidiary	(5,140,299)	-	-
Closing balance	-	4,948,017	4,978,334

The reduction in the asset retirement obligation as at December 31, 2014 is due to the divestment of the operating businesses on June 30, 2014. Prior to the divestment, the Company had planned to dismantle the refinery and restore the site when the refinery was decommissioned. In January 2013, Management received the final results of an independent assessment of the potential asset retirement obligations of the refinery at the time of decommissioning. This assessment supported the value of the provision of $4,100,735 that was originally recognized in 2011 for the present value of the estimated expenditure required to complete this obligation. The inflation factor used in the independent assessment of the retirement obligation is 2.6% and the fair value of the best estimate was derived based on discounting the obligation to the current period end using a discount rate of 7.78%. These costs were capitalized as part of the cost of the refinery and were being depreciated over the life of the asset. The provision was being accreted over the remaining useful life of the refinery to bring the provision to the estimated expenditure required at the time of decommissioning. The accretion expense for the six months ended June 30, 2014 was $192,282 (Year ended December 31, 2013 - $356,830, Year ended December 31, 2012 - $331,096).

5.	Cash and cash equivalents

The components of cash and cash equivalents are as follows:

	December 31,	December 31,	December 31,
	2014	2013	2012
	$	$	$
Cash on deposit	393,405,198	61,738,440	49,461,096
Bank term deposits
- Papua New Guinea kina deposits	-	228,099	259,584
	393,405,198	61,966,539	49,720,680

In 2014, cash and cash equivalents earned an average interest rate of 0.17% per annum (2013 – 0.09%, 2012 – 0.14%).

6.	Supplemental cash flow information

	Year ended
	December 31,	December 31,	December 31,
	2014	2013	2012
	$	$	$
Cash paid during the period
Interest (including interest withholding tax)	11,273,098	13,018,526	17,660,696
Income taxes	1,781,009	6,614,262	8,061,922
Interest received	1,066,804	75,417	239,284
Non-cash financing activities:
Increase in share capital from:
the exercise of share options and vesting of restricted stock	9,732,565	12,380,121	11,649,459
buyback of PNGEI investor rights	-	6,837,000	-
buyback of indirect participation interests	41,525,728	-	-

Consolidated Financial Statements INTEROIL CORPORATION 35

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

7.	Financial instruments

(a)	Cash and cash equivalents

With the exception of cash and cash equivalents and restricted cash, all financial assets are non-interest bearing. Cash restricted, which mainly relates to the Credit Suisse secured loan, is comprised of the following:

	December 31,	December 31,	December 31,
	2014	2013	2012
	$	$	$
Cash deposit on working capital facility (0.0%)	-	28,749,544	37,340,631
Debt reserve for Credit Suisse secured loan (0.05%)	7,959,859	7,400,000	-
Cash restricted - Current	7,959,859	36,149,544	37,340,631

Bank term deposits on Petroleum Prospecting Licenses (0.7%)	178,155	147,372	167,329
Cash deposit on office premises (2.7%)	163,119	177,446	207,426
Cash deposit on ANZ, BSP and BNP secured loan (0.0%)	-	11,240,182	11,295,708
Cash deposit on drill rig (0.0%)	-	5,500,000	-
Cash restricted - Non-current	341,274	17,065,000	11,670,463
	8,301,133	53,214,544	49,011,094

Please refer to note 4 for details of all facilities related to the discontinued operations.

The debt reserve for the Credit Suisse led secured loan facility is used to support the Company’s secured loan borrowings and is equivalent to the interest payable within six months of the first draw down on the facility.

The cash held as deposit on the drill rig for the year ended December 31, 2013 is a result of the requirement for the Company to provide a letter of credit to a supplier on the signing of a rig lease and services agreement. The original letter of credit was replaced in 2014 with a letter of credit that did not require cash to be held in deposit.

Bank term deposits on PPLs are unavailable for use while PPL 474, 475, 476 and 477 are being utilized by the Company.

(b)	Currency derivative contracts

The Company enters into AUD to USD foreign currency forward contracts to minimize the foreign exchange risk in relation to the expenses to be incurred in AUD, however no such contracts were entered into during the year ended December 31, 2014.

A gain of $nil was recognized on the non-hedge accounted currency derivative contracts for the year ended December 31, 2014 (Dec 2013 – loss of $146,100, Dec 2012 – gain of $11,457). This loss is included in derivative (losses)/gains in the consolidated income statement.

8.	Trade and other receivables

	December 31,	December 31,	December 31,
	2014	2013	2012
	$	$	$
Trade and other receivables	21,207,984	98,638,110	161,578,481
Sale proceeds receivable from Total S.A.	545,154,761	-	-
Total	566,362,745	98,638,110	161,578,481

The reduction in trade and other receivables as at December 31, 2014 is due to the divestment of the operating businesses on June 30, 2014. Other receivables mainly relates to cash calls receivable from joint venture partners.

At December 31, 2013, $64,781,779 (Dec 2012 - $80,564,430) of the trade and other receivables secured the BNP Paribas working capital facility disclosed in note 4 (d). This balance included $37,590,034 (Dec 2012 - $24,668,107) of intercompany receivables which were eliminated on consolidation.

Consolidated Financial Statements INTEROIL CORPORATION 36

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

8.	Trade and other receivables

Sale proceeds receivable from Total

Refer to note 10 for details of the Total SSA. The Interim Resource Payment, as defined under the Total SSA, due to the Company following the interim certification has been calculated to be $593,887,429 based on a resource estimate of 7.10 Tcfe. The original expected discounted value of this cash flow as calculated at March 31, 2014 as at year ended 2014 was $576,719,382. However, during December 2014 the Company has adjusted the expected cash flow timing of the Interim Resource Payment to the end of 2015 to accommodate the drilling of the Antelope-6 optional appraisal well that is included within the agreement. The Company has recalculated the carrying amount of the receivable by computing the present value of estimated future cash flows at the original effective interest rate and the adjustment has been recognized in profit or loss. The Company has recalculated the carrying amount of the receivable as at December 31, 2014 to be $552,512,599, with the resulting adjustment of $24,206,783 being recognized in the income statement during the quarter ended December 31, 2014.

The Company has recognized $24,826,440 as a result of unwinding the discount on the receivable as interest income during the year ended December 31, 2014. This interest income has been offset by the adjustment above, resulting in net interest income of $619,657 being recognized during the year ended December 31, 2014. In addition, this receivable has been reduced by $7,357,838, which represents a portion of the carry received from Total for development activities undertaken over PRL 15, which is to be offset against the Interim Resource Payment when due. The following table shows the movement in the receivable during the year ended December 31, 2014.

	December 31,	December 31,	December 31,
	2014	2013	2012
	$	$	$
Initial recognition of receivable from Total	551,892,942	-	-
Interest accretion income on receivable from Total	24,826,440	-	-
Adjustment due to change in timing of estimated cash flows	(24,206,783)	-	-
less amounts received from Total for carry of appraisal costs	(7,357,838)	-	-
	545,154,761	-	-

Consolidated Financial Statements INTEROIL CORPORATION 37

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

9.	Plant and equipment

	Refinery	Land and Buildings	Plant and Equipment	Motor Vehicles	Deferred Project Costs and Work in Progress	Totals
At January 1, 2012:
Opening net book value	176,766,929	16,783,587	23,623,449	3,832,441	25,024,972	246,031,378
Additions	2,048,211	1,505,281	1,935,145	229,539	25,641,838	31,360,014
Disposals	-	(1,225,329)	(993,525)	(57,011)	-	(2,275,865)
Transfers from work in progress	4,740,349	12,233,962	7,392,127	1,550,643	(25,917,081)	-
Reclassification to other asset categories	(88,547)	-	88,547	-	-	-
Depreciation for the period	(11,904,138)	(1,485,314)	(5,312,874)	(1,477,509)	-	(20,179,835)
Exchange differences	(418,932)	9,676	256,675	(9,911)	258,057	95,565
Closing net book value	171,143,872	27,821,863	26,989,544	4,068,192	25,007,786	255,031,257

At December 31, 2012:
Cost	255,394,975	40,715,833	62,051,336	9,810,445	25,007,786	392,980,375
Accumulated depreciation	(84,251,103)	(12,893,970)	(35,061,792)	(5,742,253)	-	(137,949,118)
Net book value	171,143,872	27,821,863	26,989,544	4,068,192	25,007,786	255,031,257

Year ended December 31, 2013:
Opening net book value	171,143,872	27,821,863	26,989,544	4,068,192	25,007,786	255,031,257
Additions	-	627,936	671,202	112,780	18,662,673	20,074,591
Disposals	(156,913)	(202,341)	(817,904)	(7,109)	-	(1,184,267)
Transfers from work in progress	5,351,782	2,698,044	7,422,570	1,403,748	(16,876,144)	-
Reclassification to other asset categories	-	551,078	(551,078)	-	-	-
Depreciation for the period	(12,346,045)	(2,011,357)	(5,375,114)	(1,575,983)	-	(21,308,499)
Exchange differences	-	(2,289,019)	(2,867,830)	(475,794)	(2,596,477)	(8,229,120)
Closing net book value	163,992,696	27,196,204	25,471,390	3,525,834	24,197,838	244,383,962

At December 31, 2013:
Cost	259,735,971	40,282,049	57,110,405	9,222,237	24,197,838	390,548,500
Accumulated depreciation	(95,743,275)	(13,085,845)	(31,639,015)	(5,696,403)	-	(146,164,538)
Net book value	163,992,696	27,196,204	25,471,390	3,525,834	24,197,838	244,383,962

Year ended December 31, 2014:
Opening net book value	163,992,696	27,196,204	25,471,390	3,525,834	24,197,838	244,383,962
Additions	-	49,207	87,840	-	11,726,541	11,863,588
Disposals	(166,504)	-	(447,884)	(5,767)	-	(620,155)
Transfers from work in progress	5,079,416	1,560,196	8,718,393	1,687,951	(17,045,956)	-
Reclassification to other asset categories	-	180,897	(180,897)	-	-	-
Depreciation for the period	(5,824,249)	(1,554,616)	(4,220,679)	(954,239)	-	(12,553,783)
Exchange differences	-	(38,107)	(61,581)	(8,109)	(23,836)	(131,633)
Disposal of subsidiaries	(163,081,359)	(20,767,490)	(25,157,263)	(3,552,204)	(18,120,298)	(230,678,614)
Closing net book value	-	6,626,291	4,209,319	693,466	734,289	12,263,365

At December 31, 2014:
Cost	-	9,935,809	5,028,356	1,013,838	734,289	16,712,292
Accumulated depreciation	-	(3,309,518)	(819,037)	(320,372)	-	(4,448,927)
Net book value	-	6,626,291	4,209,319	693,466	734,289	12,263,365

Consolidated Financial Statements INTEROIL CORPORATION 38

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

10.	Exploration and evaluation assets

Costs of exploration and evaluation assets which are not subject to depletion are as follows:

	December 31,	December 31,	December 31,
	2014	2013	2012
	$	$	$
Infrastructure and drilling and construction equipment	1,759,251	205,116,854	145,854,653
Drilling consumables and spares	32,659,831	20,452,801	17,847,114
Petroleum Retention License drilling programs (Unproved)	83,939,901	349,043,785	-
Petroleum Prospecting License drilling programs (Unproved)	206,682,990	10,193,583	346,967,664
Gross Capitalized Costs	325,041,973	584,807,023	510,669,431
Accumulated depletion and amortization
Unproved oil and gas properties	-	-	-
Proved oil and gas properties	-	-	-
Net Capitalized Costs	325,041,973	584,807,023	510,669,431

The majority of the costs capitalized under ‘Petroleum Retention License drilling programs’ above relates to the exploration and development expenditure on the Elk, Antelope and Triceratops fields. The majority of the costs capitalized under ‘Petroleum Prospecting License drilling programs (Unproved)’ above relates to the exploratory drilling costs relating to Wahoo-1, Bobcat-1 and Raptor-1 wells.

The reduction in exploration and evaluation assets during the year ended December 31, 2014 related to the offsetting of the exploration and development expenditure on the Elk and Antelope field against the proceeds of the sale of an interest in PRL 15 to Total. This is in line with the requirements for conveyance accounting for unproved property, which requires the amounts received on sale to be treated as a recovery of cost, and only if the sale price exceeds the carrying value of property that a gain be recognized.

The following table discloses a breakdown of the exploration and evaluation costs incurred for the periods ended:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2014	2013	2012
	$	$	$
Opening balance	584,807,023	510,669,431	362,852,766
Property Acquisition Costs	-	-	-
Exploration Costs	256,562,981	12,890,150	-
Development Costs	194,291,826	116,127,393	179,779,865
Add: Premium paid on IPI buyback transactions	41,525,728	-	-
Less: IPI conveyance accounting offset against properties (note 14)	(12,097,363)	(12,451,617)	(12,999,752)
Less: Total S.A. conveyance accounting offset against properties	(611,939,426)	-	-
Less: Costs recovered through cash calls from joint venture partners	(128,108,796)	(42,428,334)	(18,963,448)
Total Costs capitalized	(259,765,050)	74,137,592	147,816,665
Closing balance	325,041,973	584,807,023	510,669,431
Charged to expense
Geophysical and other costs	34,529,478	18,793,902	13,901,558
Total charged to expense	34,529,478	18,793,902	13,901,558
Exploration and Evaluation Assets Net Additions (capitalized and expensed)	(225,235,572)	92,931,494	161,718,223

The following table discloses a breakdown of the gain realized on conveyance of exploration and evaluation assets for the periods ended:

	Year ended
	December 31,	December 31,	December 31,
	2014	2013	2012
	$	$	$

Gain on conveyance of oil and gas properties
Conveyance of PPL 237 interest to PRE	-	-	2,894,957
Conveyance accounting of IPI Agreement (note 14)	-	500,071	1,523,213
Conveyance of PRL 15 interest (40.1275% of the property)	340,540,011	-	-
	340,540,011	500,071	4,418,170

Consolidated Financial Statements INTEROIL CORPORATION 39

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

10.	Exploration and evaluation assets (cont’d)

Total Sale and Purchase Agreement for PRL 15:

On March 26, 2014, the Company signed and closed the Total SSA, under which Total acquired through the purchase of all shares in a wholly owned subsidiary of InterOil, a gross 40.1275% interest in PRL 15, which contains the Elk and Antelope gas fields. InterOil received $401.3 million for closing the transaction, and became entitled to receive $73.3 million upon a final investment decision for an Elk and Antelope LNG project, and $65.5 million upon the first LNG cargo from such LNG project. In addition to these fixed amounts, Total is obliged to make variable payments for gas amounts in PRL 15 that are in excess of 3.5 Tcfe, based on certification by two independent certifiers following the drilling of up to three appraisal wells to be drilled in PRL 15. The gas resource payment for amounts greater than 5.4 Tcfe will be paid at certification.

Conveyance accounting:

Based on the accounting policies followed by the Company, conveyance accounting is triggered on the sale of a property, where applying judgment to the facts presented, it concludes that sufficient risks and benefits of ownership has passed to the transferee. If a part of the interest in an unproved property is sold, the amount received shall be treated as a recovery of cost. If the sales price exceeds the carrying amount of a property, a gain shall be recognized in the amount of such excess. As the Elk and Antelope fields do not have proved reserves as at the date of accounting for this transaction, the amounts received are first treated as a recovery of cost, and only amounts received over the carrying amount of property is booked as a gain on conveyance of the asset.

The conveyance accounting for the Total SSA has been recorded for in the year ended December 31, 2014. The following table presents the cash flows and the resulting gain on conveyance that has been recorded for the year ended December 31, 2014.

Conveyance accounting (excluding FID and cargo payments, and appraisal carry on wells within PRL 15) based on Gaffney Cline certified best case scenario of 7.10 Tcfe	Year ended December 31, 2014 $

Conveyance proceeds received	401,338,497
Conveyance proceeds receivable	593,887,729
995,226,226

Discounted value of cash flows	953,231,438
Less allocation against oil and gas properties in the balance sheet	(611,939,426)
Less discounted value of cash flows payable to IPI partners	(752,001)
Gain on conveyance for the period	340,540,011

No cash flows relating to final investment decision or subsequent first LNG cargo payments relating to the Elk and Antelope fields have been included within the cash flows calculation above. The discounted value of cash flows has been calculated using a discount rate of 8.23%. In deriving the discount rate, management has used the risk free rate on US treasury securities and added a risk premium on lending for PNG.

On March 26, 2014, the Company also completed the acquisition from IPI (as defined herein) holders of an additional 1.0536% participating interest in PRL 15 for consideration of $41.53 million satisfied by the issuance of 688,654 common shares of the Company, plus additional variable resource payments if interim or final resource certifications exceeds 7.0 Tcfe under the Total SSA. Accordingly, the gain on conveyance for the Total transaction has been reduced by the discounted value of cash flows that would be payable to the IPI holders assuming a resource estimate of 7.10 Tcfe.

At each following reporting period, the risk free rate and the timing of expected cash flows will be assessed to take into account any changes to the underlying risk factors used in the calculation along with changes to resource estimates. At December 31, 2014, the Company has adjusted the expected cash flow timing of the Interim Resource Payment to the end of 2015 to accommodate the drilling of Antelope-6 optional appraisal well that is included within the agreement. The Company has recalculated the carrying amount of the receivable from that initially calculated at March 31, 2014, by computing the present value of estimated future cash flows at the original effective interest rate and the adjustment has been recognized in profit or loss as income or expense. Refer to note 8 for further details regarding this adjustment.

Resource estimate used:

The cash flows listed above have been calculated using the best case scenario provided by Gaffney Cline & Associates (“GCA”) of 7.10 Tcfe for the Elk and Antelope fields. GCA is a recognized certifier under the Total SSA. The interim resource certification under the Total SSA will be determined post the completion of up to three appraisal wells that will be drilled within Elk and Antelope fields prior to the certification.

Consolidated Financial Statements INTEROIL CORPORATION 40

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

10.	Exploration and evaluation assets (cont’d)

The above calculation also does not take into account any potential discovery bonus payable by Total to InterOil in the event that the required exploration well to be drilled within the area covered by PRL 15, but outside the Elk and Antelope fields, is successful in identifying hydrocarbons.

11.	Income taxes

(a)	Income tax expense

The combined income tax expense in the consolidated income statements reflects an effective tax rate which differs from the expected statutory rate (combined federal and provincial rates). Differences for the years ended were accounted for as follows:

	December 31,	December 31,	December 31,
	2014	2013	2012
	$	$	$
Profit/(loss) before income taxes and non controlling interest from continuing operations	219,081,760	(57,975,844)	(32,166,842)
Statutory income tax rate	30.00%	30.00%	30.00%
Computed tax expense/(benefit)	65,724,528	(17,392,753)	(9,650,053)

Effect on income tax of:
(Income)/losses in foreign jurisdictions not (assessable)/deductible	(376,393)	(4,158,530)	1,167,531
Non-deductible stock compensation expense	1,106,252	841,840	709,133
Non-deductible interest expense	754,098	658,680	-
Non-taxable gain on conveyance of exploration assets	(101,455,049)	(150,021)	(868,487)
Effect of currency translation on tax base	231,432	49,324	(20,732)
Tax rate differential in foreign jurisdictions	(210,277)	(85,267)	(71,038)
Under provision for income tax in prior years	(32,983)	284,738	(298,680)
Tax losses for which no future tax benefit has been brought to account	35,645,618	21,563,410	10,508,508
Other - net	(267,796)	(671,202)	(1,155,432)
Income tax expense from continuing operations	1,119,430	940,219	320,750

Gains of a capital nature do not constitute ordinary income in Papua New Guinea for taxation purposes; hence the gain on conveyance of exploration assets in the table above is noted as non-taxable.

(b)	Deferred income tax

The gross movement on the deferred income tax account is as follows:

	December 31,	December 31,	December 31,
	2014	2013	2012
	$	$	$
At January 1	48,230,688	63,526,458	34,075,882
Charge to the income statement (continuing operations)	(557,406)	(222,981)	390,529
Charge to the income statement (discontinued operations)	(1,211,177)	(6,782,564)	26,204,149
Disposal of subsidiaries	(46,353,729)	-	-
Exchange differences	(108,376)	(8,290,225)	2,855,898
At December 31	-	48,230,688	63,526,458

The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Consolidated Financial Statements INTEROIL CORPORATION 41

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

11.	Income taxes (cont’d)

	Tax losses	Other	Tax depreciation	Unrealized foreign exchange (gains)/losses	Total
Deferred tax assets and liabilities	$	$	$	$	$
At January 1, 2012	24,771,273	2,208,183	15,679,200	(8,582,774)	34,075,882
Charge to the income statement (continuing operations)	-	13,338	336,988	40,203	390,529
Charge to the income statement (discontinued operations)	21,770,947	60,214	(2,233,348)	6,606,336	26,204,149
Exchange differences	336,733	68,849	325,325	2,124,991	2,855,898
At December 31, 2012	46,878,953	2,350,584	14,108,165	188,756	63,526,458
Charge to the income statement (continuing operations)	-	151,848	(367,176)	(7,653)	(222,981)
Charge to the income statement (discontinued operations)	(2,670,996)	1,623,353	(7,543,666)	1,808,745	(6,782,564)
Exchange differences	(6,110,368)	(528,958)	(1,497,181)	(153,718)	(8,290,225)
At December 31, 2013	38,097,589	3,596,827	4,700,142	1,836,130	48,230,688
Charge to the income statement (continuing operations)	-	(776,253)	191,696	27,151	(557,406)
Charge to the income statement (discontinued operations)	(322,830)	1,531,903	(830,634)	(1,589,616)	(1,211,177)
Disposal of subsidiaries	(37,676,732)	(4,349,462)	(4,059,244)	(268,291)	(46,353,729)
Exchange differences	(98,027)	(3,015)	(1,960)	(5,374)	(108,376)
At December 31, 2014	-	-	-	-	-

The Company has temporary differences and losses carried forward in relation to exploration expenditure incurred in PNG of $903,994,344 at December 31, 2014. No deferred tax assets have been recognized for this exploration expenditure. Management will consider the recognition of the deferred tax assets when there is more certainty around the timing of assessable income in the Company’s operations.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the actual levels of past taxable income, scheduled reversal of deferred tax liabilities, projected future taxable income, projected tax rates and tax planning strategies in making this assessment.

12.	Trade and other payables

	December 31,	December 31,	December 31,
	2014	2013	2012
	$	$	$
Trade payables - crude import	-	58,984,337	35,992,153
Trade payables - product import	-	-	29,539,390
Other accounts payable and accrued liabilities	124,281,105	59,608,010	83,894,702
Petromin cash calls received	15,435,000	15,435,000	15,435,000
Mitsui cash calls received	-	-	13,452,238
Total trade and other payables	139,716,105	134,027,347	178,313,483

(a) Petromin participation in Elk and Antelope fields

On October 30, 2008, Petromin PNG Holdings Limited (”Petromin”), a government entity mandated to invest in resource projects on behalf of the State, entered into an agreement to take a 20.5% direct interest in the Elk and Antelope fields if and once nominated by the State to take its legislative interest. Petromin contributed an initial deposit and agreed to conditionally fund 20.5% of the costs of developing these fields. The State’s (and Petromin’s) right to take an interest arises upon issuance of the Prospecting Development License (”PDL”), which has not yet occurred. The obligation to fund its portion of the costs of developing the field, including sunk costs, also applies upon issuance of the PDL. As at December 31, 2014, $15,435,000 in advance payments received from Petromin has been held under ‘Petromin cash calls received’ above. At the end of the 2011 year, the parties agreed that the agreement’s intended operation had ended, and that it should terminate. InterOil has proposed that cash contributions made by Petromin to date to fund the development will be held and credited against the State’s obligation to contribute its portion of sunk costs upon grant of the PDL.

Consolidated Financial Statements INTEROIL CORPORATION 42

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

13.	Secured and unsecured loans

	December 31,	December 31,	December 31,
	2014	2013	2012
	$	$	$
Secured loan (Westpac) - current portion	-	-	4,286,000
Secured loan (ANZ, BSP & BNP Syndication) - current portion	-	16,000,000	16,000,000
Secured loan (ANZ, BSP & BNP Syndication) - deferred financing costs	-	(818,315)	(815,182)
Secured loan (BSP & Westpac facility)	-	24,780,077	-
Secured loan (BSP & Westpac facility) - deferred financing costs	-	(1,012,178)	-
Secured loan (Credit Suisse)	-	100,000,000	-
Secured loan (Credit Suisse) - deferred financing costs	-	(4,174,507)	-
Unsecured loan (Mitsui)	-	-	11,912,297
Total current portion of loans	-	134,775,077	31,383,115

Secured loan (ANZ, BSP & BNP Syndication) - non current portion	-	68,000,000	84,000,000
Secured loan (ANZ, BSP & BNP Syndication) - deferred financing costs	-	(2,318,575)	(3,124,863)
Secured loan (Westpac) - non current portion	-	-	8,571,000
Total non current secured loan	-	65,681,425	89,446,137

Total secured and unsecured loans	-	200,456,502	120,829,252

Please refer to note 4 for details of all facilities related to the discontinued operations.

(a)	Credit Suisse Secured Facility

On November 11, 2013, the Company entered into a $250.0 million secured syndicated capital expenditure facility led by Credit Suisse AG related to an approved seismic data acquisition and drilling program. In addition to Credit Suisse, the participating lenders were Commonwealth Bank of Australia (“CBA”), ANZ, UBS AG, Macquarie Group Limited (“Macquarie”), BSP, BNP Paribas and Westpac. The facility is secured by the Company’s existing Upstream and Corporate entities. On June 17, 2014, the Company replaced the $250.0 million facility with a $300.0 million syndicated, senior secured capital expenditure facility through a consortium of banks led by Credit Suisse AG. The facility was supported by the participating lenders under the original facility in addition to new banks, The Bank of Tokyo-Mitsubishi UFJ (“MUFG”) and Societe Generale S.A (“SocGen”). The new facility has an annual interest rate of LIBOR plus 5% and matures at the end of 2015. No drawdowns have been made under the new facility as at December 31, 2014.

During the year ended December 31, 2014 the weighted average interest rate was 5.74% (Dec 2013 – 5.65%) and the total interest expense included in finance costs was $4,303,388 (Dec 2013 - $471,201). In addition, financing costs relating to the loan of $16,850,197 (of which $6,143,560 relates to the refinancing completed in June 2014 and $4,174,507 relates to the deferred financing costs as at December 31, 2013) were expensed during the year ended December 31, 2014.

As at December 31, 2014, the Company is in compliance with the applicable debt covenants, which included a defined calculation for gearing not to exceed 60% at any time, and the equity does not fall below $500 million at any time.

Subsequent to the year end, on March 17, 2015, the Company has signed an amendment to further extend the maturity date on this facility to the end of 2016 with Credit Suisse, CBA, ANZ, UBS AG, Macquarie, BSP, Westpac, MUFG and SocGen participating in the extension.

(b)	Mitsui Unsecured Loan

On July 16, 2013, the Company entered into a Settlement and Termination Deed with Mitsui & Co., Ltd (“Mitsui”) following the termination of the CSP JVOA on February 28, 2013. In accordance with the Deed, the Company repaid Mitsui $6,250,000 in relation to the option to acquire interests in the Elk and Antelope fields, $9,537,212 on July 31, 2013, $9,194,376 on August 30, 2013 and $9,394,159 on September 30, 2013 being the three installments required in relation to Mitsui’s share of capital expenditure incurred, the unsecured loan, together with interest thereon. The facility has now been fully repaid.

Consolidated Financial Statements INTEROIL CORPORATION 43

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

14.	Indirect participation interests

	December 31,	December 31,	December 31,
	2014	2013	2012
	$	$	$
Indirect participation interest (PNGDV) - current portion	-	-	1,384,492
Indirect participation interest ("IPI") - current portion	7,449,409	12,097,363	13,861,905
Total current indirect participation interest	7,449,409	12,097,363	15,246,397

Indirect participation interest ("IPI") - non current portion	-	7,449,409	16,405,393
Total non current indirect participation interest	-	7,449,409	16,405,393

Total indirect participation interest	7,449,409	19,546,772	31,651,790

During the year ended December 31, 2014, $12,097,363 of the costs incurred on the Raptor-1, Wahoo-1 and Bobcat-1 exploration wells have been allocated against the IPI liability. As at December 31, 2014, the IPI liability relating to one remaining exploration well that is expected to be drilled within the next twelve month period is within the current portion of the liability.

(a) Indirect participation interest (“IPI”)

The IPI balance relates to $125,000,000 received by InterOil subject to the terms of the agreement dated February 25, 2005 between the Company and a number of investors. In exchange InterOil had provided the investors with a 25% interest in an eight well drilling program to be conducted in InterOil’s PPL 236, 237 and 238, which have since been replaced by PPL 474, 475, 476 and 477.

Under the IPI agreement, InterOil is responsible for drilling eight exploration wells. In the instance that InterOil proposes appraisal or completion of an exploration or development well, the investors will be asked to contribute to the completion work in proportion to their IPI percentage and InterOil will bear the remaining cost.

InterOil has made cash calls for the completion, appraisal and development programs performed on the exploration or development wells that form part of the IPI agreement. Cash calls made in advance are shown as a liability when received and reduced as amounts are spent on the extended well programs, whereas cash calls made in arrears are shown as a reduction to amounts previously recognized as receivable as the amounts were spent on the extended well programs. Should an investor choose not to participate in the completion works of an exploration well, the investor will forfeit certain rights to the well in question as well as their right to convert into common shares. InterOil has drilled seven exploration wells under the IPI agreement as at December 31, 2014.

The funds of $125,000,000 were partly accounted for as a non-financial liability and partly as a conversion option. The non-financial liability was initially valued at $105,000,000, being the estimated expenditures to complete the eight well drilling program, and the residual value of $20,000,000 has been allocated to the conversion option presented under Shareholder’s equity. InterOil paid financing fees and transaction costs of $8,138,741 related to the indirect participation interest on behalf of the indirect participation interest investors in 2005. These fees have been allocated against the non-financial liability, reducing the liability to $96,861,259. InterOil will account for the exploration costs relating to the eight well program under the successful efforts accounting policy adopted by the Company. All geological and geophysical costs relating to the exploration program will be expensed as incurred and all drilling costs will be capitalized and assessed for recovery at each period.

When an investor elects to participate in a PRL or when the investor forfeits the conversion option, conveyance accounting will be applied. This entails determination of proceeds for the interests conveyed and the cost of that interest as represented in the ‘Oil and gas properties’ in the balance sheet. The difference between proceeds on conveyance and capitalized costs to the interests conveyed will be recognized as gain or loss in the income statement. As at December 31, 2014, none of the IPI investors had any conversion rights outstanding.

From the date of the agreement up to December 31, 2014, the following transactions have occurred:

(i) Increase in InterOil’s direct interest in the IPI program by 10.915% due to the following:

-	Conversion of IPI interests: Prior to the year ended December 31, 2014, certain IPI investors representing a 3.575% interest in the IPI agreement have exercised their right to convert their interest into common shares resulting in issuance of 476,667 InterOil common shares. These conversions reduced the initial IPI liability balance by $13,851,160 and the initial conversion option balance by $2,860,000.

Consolidated Financial Statements INTEROIL CORPORATION 44

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

14.	Indirect participation interests (cont’d)

-	Buyback of IPI interests by the Company: Prior to the year ended December 31, 2014, certain IPI investors representing a 6.2864% interest in the IPI agreement have sold their interest to the Company. On March 26, 2014, the Company completed the acquisition of an additional 1.0536% participating interest in PRL 15 for consideration of $41.53 million satisfied by the issue of 688,654 common shares of the Company, plus additional variable resource payments if interim or final resource certifications exceeds 7.0 Tcfe.

(ii) Waiver or forfeiture of conversion rights resulting in conveyance accounting

-	Certain IPI investors representing a 14.1386% interest in the IPI agreement have waived their right to convert their IPI percentage into 1,885,147 common shares. As a result, conveyance was triggered on this portion of the IPI agreement, which reduced the IPI liability by $37,091,615.

-	During the year ended December 31, 2012, several IPI investors were registered on PRL 15. Under the IPI Agreement, when an investor is registered on a PRL, they forfeit their right to convert their IPI percentage into common shares. One of the investors now registered on PRL 15 had not previously waived their right to convert their 1% percent interest into 133,333 common shares. Therefore, following registration on PRL 15, their conversion rights have now been forfeited and conveyance was triggered on this portion of the IPI agreement, which reduced the IPI liability by $2,015,368.

(b) Indirect participation interest – PNGDV

As at December 31, 2014, the balance of the PNG Drilling Ventures Limited ("PNGDV") indirect participation interest in the Company’s phase one exploration program within the area governed by PPL 474, 475, 476 and 477 (previously PPL 236, 237 and 238) is nil (Dec 2013 - nil, Dec 2012 - $1,384,492). This balance is based on the initial liability recognized in 2006 of $3,588,560 relating to its obligation to drill the four exploration wells on behalf of the investors, being reduced by amounts already incurred in fulfilling the obligation. During the year ended December 31, 2013, the remaining balance of this obligation was allocated against the costs incurred during the year on preparatory work on two exploration wells. PNGDV has a 6.75% interest in the four exploration wells.

PNGDV also has the right to participate in the 16 wells that follow the first four mentioned above up to an interest of 5.75% at a cost of $112,500 per 1% per well (with higher amounts to be paid if the depth exceed 3,500 meters and the cost exceeds $8,500,000). During the year 2014, they have elected to participate in the Raptor work program, being the first of the sixteen wells that they have the right to participate.

(c) PNG Energy Investors

On October 24, 2013, the Company entered into an Exchange Agreement with PNGEI to buy back their 4.25% indirect participation interest percentage under the Amended IPI Agreement dated May 12, 2004, including their interest and rights to future distributions in exchange for 100,000 common shares of the Company, valued at $6,837,000. The full amount of this settlement has been recognized as an expense and is included under ‘exploration costs’ in the consolidated income statement.

15.	Contributions from joint venture partner

On July 27, 2012, the Company executed a farm in agreement with Pacific Rubiales Energy Corp. (“PRE”) for PRE to be able to earn a 10.0% net (12.9% gross) participating interest in the PPL (“Petroleum Prospecting License”) 237 (now reissued as PPL 475) onshore Papua New Guinea, including the Triceratops structure located within that license. PRE's gross participating interest will be subject to the Government of Papua New Guinea's back-in rights provided for in relevant PNG legislation. Additionally, PRE has the option to terminate the Farm-In Agreement at various stages of the work program and to be reimbursed up to US$96.0 million of the $116.0 million initial cash payment (which does not include carried costs) out of future upstream production proceeds.

Consolidated Financial Statements INTEROIL CORPORATION 45

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

15.	Contributions from joint venture partner (cont’d)

Pacific LNG Operations Ltd., an affiliate of Clarion Finanz A.G., and its affiliates (“PacLNG”) are participating on a 25% beneficial equity basis in the portion of the farm-in transaction relating to the Triceratops structure (2.5% net and 3.2% gross participating interest), by reducing PacLNG’s indirect participating interest in the Triceratops structure. As a result, PacLNG will receive credits for 25% of the payments PRE makes under the farm-in transaction relating to the Triceratops structure, which will be adjusted against their cash calls receivable balance. PacLNG also received a commission fee of 2.5% of resource payments made by Pacific Rubiales (other than carried costs). Certain other indirect participating interest holders have also elected to participate in the farm-in transaction and are therefore also entitled to credits for 5.108116% of the payments PRE makes under the farm-in transaction relating to the Triceratops structure, which will also be adjusted against their cash calls receivable balance. Amounts paid to PacLNG (including commission fee) or other indirect participating interest holders as part of this transaction will be reimbursable back to the Company (under same terms as reimbursable to PRE) if PRE exercises its option to terminate the Farm-In Agreement at any stage of the work program.

As at December 31, 2014, PRE has paid the full amount of the staged cash payments of $116.0 million. Based on the company’s disclosed policy on successful efforts accounting for oil and gas properties and accounting guidance under ASC 932-360, as the payment of $20.0 million is non-refundable, conveyance accounting was applied to this payment during the year ended December 31, 2012. The remaining $96.0 million is refundable if PRE decides to exit the program or the agreement is not completed, hence conveyance accounting has not been triggered on this payment. As such, cash payments received under the Initial Cash Payment are to be retained on the balance sheet as a long-term liability until the Initial Resource Payment has been received, at which time management expects the conveyance to be triggered on these payments. The Initial Resource Payment is payable by PRE within one month after a discovery in Triceratops is considered to be commercial and the necessary resource certifications have been obtained.

The credit of $27.3 million due to PacLNG and other indirect participating interest holders as a result of the Initial Cash Payment of $96.0 million has been adjusted against their cash calls receivable balance. In addition, the 2.5% commission payable to PacLNG of $2.4 million has been paid to PacLNG during the quarter ended June 30, 2013. However, as the $96.0 million is potentially refundable to PRE if they decide to exit the program, the $27.3 million credit allocated to PacLNG and other indirect participating interest holders and the 2.5% commission payable to PacLNG are also refundable from PacLNG and have therefore been recognized as a non-current receivable.

16.	Share capital and reserves

The authorized share capital of the Company consists of an unlimited number of common shares with no par value and an unlimited number of preferred shares, of which 1,035,554 series A preferred shares are authorized. Each common share entitles the holder to one vote.

(a)	Common shares - Changes to issued share capital were as follows:

	Number of shares	$

January 1, 2012	48,121,071	905,981,614

Shares issued on exercise of options under Stock Incentive Plan	411,760	18,860,865
Shares issued on vesting of restricted stock units under Stock Incentive Plan	74,567	3,817,277

December 31, 2012	48,607,398	928,659,756

Shares issued on exercise of options under Stock Incentive Plan	408,667	11,329,836
Shares issued on vesting of restricted stock units under Stock Incentive Plan	101,177	7,055,681
Shares issued on buyback of PNGEI interest	100,000	6,837,000

December 31, 2013	49,217,242	953,882,273

Shares issued on exercise of options under Stock Incentive Plan	127,400	3,623,272
Shares issued on vesting of restricted stock units under Stock Incentive Plan	111,505	7,283,299
Shares issued on buyback of IPI interest in PRL 15 (note 14)	688,654	41,525,728
Shares buyback	(730,000)	(14,620,792)

December 31,2014	49,414,801	991,693,780

Consolidated Financial Statements INTEROIL CORPORATION 46

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

16.	Share capital and reserves (cont’d)

During the year ended December 31, 2014, the Company redeemed 730,000 common shares through market purchases at a weighted-average price of $57.16. The total purchase price of the buyback was $41,753,893. All shares purchased by the Company were cancelled. The Company’s share capital was reduced by an amount equal to the carrying value of the redeemed shares. The remainder was recorded as a reduction to contributed surplus of $8,077,658, being the excess contributed surplus balance excluding the value of any outstanding share compensation related to employee stock options and restricted stock; and a reduction to retained earnings of $19,055,444 on the consolidated statement of changes in equity.

(b) Preferred shares - No preferred shares are issued, or were issued at any time during the year ended December 31, 2014 (Dec 2013 – nil, Dec 2012 - nil).

(c) Nature and purpose of reserves

-	Foreign currency translation reserve: Exchange differences arising on translation of foreign controlled entities are recognized in other comprehensive income and accumulated in a separate reserve within equity. The cumulative amount has been reclassified to profit or loss on the disposal of the downstream assets to Puma during the year 2014.

-	Available-for-sale financial assets: Changes in the fair value and exchange differences arising on translation of investments, such as equities classified as available-for-sale financial assets, are recognized in other comprehensive income and accumulated in a separate reserve within equity. Amounts are reclassified to profit or loss when the associated assets are sold or impaired.

-	Conversion options: This reserve was used to recognize the value of the conversion option included in the agreement with IPI investors (refer to note 14). This balance was transferred to contributed surplus in the year ended December 31, 2013 as none of the IPI investors had any conversion rights outstanding.

-	Contributed surplus: The contributed surplus reserve is used to recognize the fair market value of employee stock options and restricted stock units that have not been forfeited or been exercised. In addition, when IPI investors waive their conversion options, the balance in the conversion options equity account is transferred to contributed surplus.

17.	2.75% convertible notes

On November 10, 2010, the Company completed the issue of $70,000,000 unsecured 2.75% convertible notes with a maturity of five years. The note holders have the right to convert their note into common shares at any time at a conversion rate of 10.4575 common shares per $1,000 principal amount of notes (which results in an effective initial conversion price of approximately $95.625 per share). The Company has the right to redeem the notes if the daily closing sale price of the common shares has been at least 125% of the conversion price then in effect for at least 15 trading days during any 20 consecutive trading day period. Accrued interest on these notes is to be paid semi-annually in arrears, in May and November of each year, commencing May 2011.

The liability component on initial recognition after adjusting for the underwriting placement fee and transaction costs amounted to $51,992,857 and the equity component amounted to $14,298,036. The liability component will be accreted over the five year maturity period to bring the liability back to the carrying value. During the year ended December 31, 2013, $2,000 of notes was converted in exchange for cash, leaving $69,998,000 of convertible notes outstanding at December 31, 2013 and 2014.

The accretion expense relating to the note liability for the year ended December 31, 2014 was $3,839,366 (Dec 2013 - $3,617,760, Dec 2012 - $3,408,951) and the cumulative accretion expenses incurred since inception was $14,510,682. The liability component at inception of $51,992,857 combined with the cumulative accretion of $14,510,682, less $1,545 being the debt component of the $2,000 of notes converted in 2013 results in the year end December 31, 2014 liability balance of $66,501,994. The equity component at inception of $14,298,036 less $409 being the equity component of $2,000 notes converted in 2013 results in the year ended December 31, 2014 equity balance of $14,297,627.

In addition to the accretion, interest at 2.75% per annum has been expensed for the year ended December 31, 2014 amounting to $1,924,945 (Dec 2013 - $1,924,959, Dec 2012 - $1,925,000). The interest payable up to November 2014 was paid in cash.

Consolidated Financial Statements INTEROIL CORPORATION 47

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

18.	Stock compensation

(a) Stock options

Options are issued at no less than market price to directors, certain employees and to a limited number of contractor personnel. Options are exercisable for common shares on a 1:1 basis. Individuals are granted options which only vest if certain performance standards are met, with the vesting of the majority of options issued only being reliant on the individual remaining employed with the Company for a certain time period, while the vesting of some options granted are reliant on various performance conditions. Options vest at various dates in accordance with the applicable individual option agreements, vesting generally between one to four years after the date of grant, have an exercise period of three to five years after the date of grant, and are subject to the option plan rules. Upon resignation or retirement, vested options must generally be exercised within 90 days or before expiry of the options if this occurs earlier.

	December 31, 2014		December 31, 2013		December 31, 2012
Stock options outstanding	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Outstanding at beginning of period	507,400	49.46	1,066,067	36.20	1,487,827	30.97
Granted	30,000	56.88	90,000	71.07	90,000	57.24
Exercised	(127,400)	(17.16)	(408,667)	(16.74)	(411,760)	(28.32)
Forfeited	-	-	(240,000)	(54.39)	(100,000)	(9.80)
Expired	-	-	-	-	-	-
Outstanding at end of period	410,000	60.03	507,400	49.46	1,066,067	36.20

At December 31, 2014, in addition to the options outstanding as per the above table, there were an additional 1,034,832 (2013 – 1,146,842, 2012 – 1,101,357) common shares reserved for issuance under the Company’s 2009 stock incentive plan as approved on June 19, 2009.

Options issued and outstanding				Options exercisable
Range of exercise prices $	Number of options	Weighted average exercise price $	Weighted average remaining term (years)	Number of options	Weighted average exercise price $
41.01 to 51.00	15,000	50.70	4.32	15,000	50.70
51.01 to 61.00	230,000	53.34	0.70	30,000	57.24
61.01 to 71.00	45,000	65.40	1.82	45,000	65.40
71.01 to 81.00	120,000	72.01	2.82	60,000	76.28
	410,000	60.03	1.69	150,000	66.65

Aggregate intrinsic value of the 410,000 options issued and outstanding as at December 31, 2014 is $14,813,931. Aggregate intrinsic value of 150,000 options exercisable as at December 31, 2014 is $6,115,812. The weighted-average grant-date fair value of options granted during 2014 was $40.20 (2013 - $41.77, 2012 - $36.30). The total intrinsic value of options exercised during the year ended December 31, 2014 was $1,436,582 (2013 - $4,489,908, 2012 - $7,197,804). Cash received from option exercise under all share-based payment arrangements for the year ended December 31, 2014 was $2,186,690 (2013 - $6,839,928, 2012 - $11,663,059). The weighted-average share price at the date of exercise of options exercised during the year ended December 31, 2014 was $48.49 (2013 - $81.77, 2012 - $74.95).

The fair value of the 30,000 (2013 – 90,000, 2012 – 90,000) options granted during the year ended December 31, 2014 has been estimated at the date of grant in the amount of $1,206,094 (2013 - $3,759,178, 2012 - $3,267,229) using a Black-Scholes pricing model. The current year compensation expense of $2,740,367 (2013 – negative $3,154,490, 2012 – $2,903,133) was adjusted against contributed surplus under equity and $1,436,582 (2013 - $4,489,908, 2012 - $7,197,804) was transferred to share capital on exercise of options, leaving a net impact of $1,303,785 (2013 – negative expense of $7,644,398, 2012 – negative expense of $4,294,671) on contributed surplus.

Consolidated Financial Statements INTEROIL CORPORATION 48

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

18.	Stock compensation (cont’d)

The assumptions contained in the Black Scholes pricing model are as follows:

Year	Period	Risk free interest rate (%)	Dividend yield	Volatility (%)	Weighted average expected life for options
2014	Jan 1 to Dec 31	0.9	-	65	10.0
2013	Jul 1 to Dec 31	0.6	-	73	5.0
2013	Jan 1 to Jun 30	0.4	-	73	5.0
2012	Jan 1 to Dec 31	0.5	-	80	5.0

The expected volatility used in the Black Scholes pricing model has been based on historical volatility of the Company’s common shares for the period based on the expected life of the options.

(b) Restricted stock

Restricted stock may be issued to directors, certain employees and to a limited number of contractor personnel under the Company’s 2009 stock incentive plan. Restricted stock vests at various dates in accordance with the applicable restricted stock agreement, vesting generally between one to three years after the date of grant.

	December 31, 2014		December 31, 2013		December 31, 2012
Restricted stock units outstanding	Number of restricted stock units	Weighted Average Grant Date Fair Value per restricted stock unit $	Number of restricted stock units	Weighted Average Grant Date Fair Value per restricted stock unit $	Number of restricted stock units	Weighted Average Grant Date Fair Value per restricted stock unit $
Outstanding at beginning of period	145,668	66.97	153,484	63.89	152,190	61.54
Granted	89,437	59.58	120,378	75.70	97,850	57.16
Exercised	(128,150)	(64.74)	(112,331)	(70.24)	(83,880)	(53.07)
Forfeited	(7,427)	(67.76)	(15,863)	(70.99)	(12,676)	(66.86)
Expired	-	-	-	-	-	-
Total	99,528	63.68	145,668	66.97	153,484	63.89

The current year compensation expense of $6,922,035 (2013 - $7,925,461, 2012 - $4,978,933) was adjusted against contributed surplus under equity and $8,295,983 (2013 - $7,890,213, 2012 - $4,451,655) was transferred to share capital on vesting of stock units, leaving a net impact of $1,373,947 (2013 - $35,248, 2012 - $527,278) on contributed surplus.

19.	Interest revenue

	Year ended
	December 31,	December 31,	December 31,
	2014	2013	2012
	$	$	$

Interest income on short term deposits	1,371,284	70,675	62,013
Interest accretion income on receivable from Total (note 8)	24,826,440	-	-
Adjustment due to change in timing of estimated cash flows on receivable from Total (note 8)	(24,206,783)	-	-
Interest revenue	1,990,941	70,675	62,013

Consolidated Financial Statements INTEROIL CORPORATION 49

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

20.	Finance costs

	Year ended
	December 31,	December 31,	December 31,
	2014	2013	2012
	$	$	$

Interest expense on Credit Suisse Secured Loan	4,303,388	471,201	-
Interest expense on Westpac and BSP Secured Loan	1,341,127	1,035,106	-
Interest expense on Mitsui Unsecured Loan	-	1,298,363	749,033
Interest expense on Convertible Notes	1,924,945	1,924,959	1,925,000
Interest accretion on Convertible Notes	3,839,366	3,617,760	3,408,951
Financing fees on Credit Suisse Secured Loan	16,850,197	3,527,796	-
Financing fees on Westpac and BSP Secured Loan	1,172,534	1,158,422	-
Other finance costs	555,504	93,081	104,508
Finance costs	29,987,061	13,126,688	6,187,492

21.	Australian office closure

During the year ended December 31, 2014, the Company completed the closure of its Australian office and the transition of the functions performed by that office to its PNG and Singapore offices. The Company incurred $12.0 million during the year ended December 31, 2014 on the completion of this restructuring, which is included in administrative and general expenses and legal and professional fees in the consolidated income statement.

22.	Earnings/(loss) per share

Conversion options, convertible notes, stock options and restricted stock units totaling 1,241,532 common shares at prices ranging from $50.70 to $95.63 were outstanding as at December 31, 2014 and some were included in the computation of the diluted earnings per share from continuing operations for the year ended December 31, 2014. However, the diluted instruments were not included in the computation of the diluted loss per share from continuing operations in the years ended December 31, 2013 and December 31, 2012 because they caused the loss per share to be anti-dilutive.

Potential dilutive instruments outstanding	Number of shares December 31, 2014	Number of shares December 31, 2013	Number of shares December 31, 2012
Employee stock options	410,000	507,400	1,066,067
Employee Restricted Stock	99,528	145,668	153,484
IPI Indirect Participation interest - conversion options	-	-	140,480
2.75% Convertible notes	732,004	732,004	732,025
Total stock options/shares outstanding	1,241,532	1,385,072	2,092,056

The income available to the common shareholders and the income available to the dilutive holders, used in the calculation of the numerator in the EPS calculation for the year ended December 31, 2014, December 31, 2013 and 2012 is the net profit/loss from continuing operations as per the Consolidated Income Statement. This is due to the fact that the inclusion of convertible securities in the calculation would result in the EPS being anti-dilutive.

The reconciliation between the ‘Basic’ and ‘Basic and Diluted’ shares, used in the calculation of the denominator in the EPS calculation is as follows:

Consolidated Financial Statements INTEROIL CORPORATION 50

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

22.	Earnings/(loss) per share (cont’d)

	Year ended
	December 31,	December 31,	December 31,
	2014	2013	2012
	$	$	$

Basic	49,619,048	48,793,986	48,352,822
Employee stock options	22,559	-	-
Employee restricted stock	86,609	-	-
Diluted	49,728,216	48,793,986	48,352,822

23.	Investment Accounted for using the Equity Method

The Company’s interest in PNG LNG Inc. is governed by a Shareholders’ Agreement signed on July 30, 2007 between InterOil LNG Holdings Inc., a wholly-owned subsidiary of InterOil, and PacLNG. PNG LNG Inc. is resident in The Bahamas with subsidiaries resident in PNG and Australia, the principal activity of which is the previously proposed joint venture of the development of an LNG plant in PNG.

As at December 31, 2014, InterOil LNG Holdings Inc. holds 77.165% of the ‘B’ Class shares of PNG LNG Inc. However, InterOil LNG Holdings Inc. holds 52.5% economic interest in the LNG project, subject to the exercise of PacLNG’s rights to the ‘B’ Class shares on payment of cash calls.

As a result of the adoption of IFRS 11, effective January 1, 2013, the Company reclassified its involvement with PNG LNG Inc. from a jointly controlled entity to a joint venture. The Company assessed its interest in the joint arrangement as a joint venture as the assets and liabilities held in PNG LNG Inc. and its subsidiaries are the assets and liabilities of those entities and not the assets and liabilities of the parties to the joint arrangement. The separate vehicle was to be considered in its own right and as such the PNG LNG joint arrangement was considered to be a joint venture. In addition, under the agreement, both parties had joint control of the arrangement as decisions about the relevant activities of the arrangement required the unanimous consent of the parties sharing control, further indicating that the joint arrangement was a joint venture. The Company’s interests in PNG LNG Inc. was accounted for using the equity method of accounting.

On August 6, 2013, the Company entered into an agreement with PacLNG in relation to their interest in the PNG LNG joint venture whereby their interest was aligned with the interest they have in the Upstream operations of the Company, and their share of historical joint venture costs was accepted and settled. In effecting the terms of this agreement, PacLNG will be issued 185,286 ‘B’ Class shares in the joint venture and a net 3,565,300 shares on issue to the Company are to be cancelled. Following the alignment, the Company’s interest in the joint venture is 77.165% and PacLNG’s interest is 22.835%.

To date the Company had recognized a deferred gain of $9,566,992 on its contributions to PNG LNG Inc. arising from the initial contribution of assets to the joint venture which did not have a reliably measurable fair value. This deferred gain may increase/decrease as the other joint venture partners decrease/increase their shareholding in the project. This gain on contributions have been deferred as the JV had not reached the Final Investment Decision (FID), received approvals from the Government of Papua New Guinea or achieved the intended structure of JV.

The transaction on August 6, 2013 reduced the Company’s interests in PNG LNG from 84.582% (Dec 2012) to 77.165%, but increased the Company’s share of the net assets of the joint venture from $9,922,089 to $27,124,830. Consequently the Company recognized a gain on the transaction of $2,619,420 and the carrying amount of the investment in PNG LNG increased from a net deferred gain balance of $9,222,089 as December 31, 2012 (Dec 2011 - $10,412,275) to an investment balance of $17,557,838 at December 31, 2013.

As the original intention of the joint venture was the development of an LNG plant in PNG with PacLNG, the Company is now progressing the LNG Project development jointly with Total S.A, hence the assets within the joint venture were assessed for impairment at December 31, 2014 and as a result, an impairment loss was recognized by the joint venture, with a corresponding impact on the Company’s interest in the joint venture. However, the Company’s share of losses in the joint venture exceeded the Company’s interest in the joint venture and therefore the Company discontinued recognizing its share of further losses of the joint venture when the Company’s interest was reduced to nil. No additional losses are provided for as the Company has no legal or constructive obligation to make payments on behalf of the joint venture for the Company’s share of unrecognized losses/liabilities. The share of losses not recognized by the Company for the year ended December 31, 2014 was $2,324,494 (2013 – nil, 2012 – nil).

Consolidated Financial Statements INTEROIL CORPORATION 51

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

23.	Interests in Joint Ventures – Equity Accounted (cont’d)

Information relating to the joint venture is set out below.

Summarized balance sheet		As at

	December 31,	December 31,	December 31,
	2014	2013	2012
	$	$	$

Current assets:
Cash and cash equivalents	124,432	124,948	164,767
Other current assets	-	-	79
Total current assets	124,432	124,948	164,846
Non-current assets:
Plant and equipment	-	-	527
Oil and gas properties	-	25,723,431	23,053,424
Total non-current assets	-	25,723,431	23,053,951
Total assets	124,432	25,848,379	23,218,797

Current liabilities:
Trade and other payables	34,274	35,820	2,025,132
Due to related parties	43,596	-	17,297,124
Total current liabilities	77,870	35,820	19,322,256
Total non-current liabilities	-	-	-
Total liabilities	77,870	35,820	19,322,256

Net assets	46,562	25,812,559	3,896,541

Summarized statement of comprehensive income	Year ended

	December 31,	December 31,	December 31,
	2014	2013	2012
	$	$	$

Interest revenue	91	370	448
Depreciation expense	-	(527)	(9,623)
Impairment expense	(25,723,431)	-	-
Other expenses	(42,657)	(410,537)	(570,364)
Loss from continuing operations before income taxes	(25,765,997)	(410,694)	(579,539)
Income tax expense	-	-	-
Loss from continuing operations	(25,765,997)	(410,694)	(579,539)
Other comprehensive (loss)/income	-	-	-
Total comprehensive (loss)/income	(25,765,997)	(410,694)	(579,539)

The information above reflects the amounts presented in the financial statements of the joint venture and not the Company’s share of those amounts. The amounts have been amended to reflect adjustments made by the entity when using the equity method.

The following table provides a reconciliation of the financial information above to the carrying amount of the Company’s interest in the joint venture:

Consolidated Financial Statements INTEROIL CORPORATION 52

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

23.	Interests in Joint Ventures – Equity Accounted (cont’d)

	December 31,	December 31,	December 31,
	2014	2013	2012
	$	$	$

Opening net assets January 1	25,812,559	3,896,541	4,476,080
Loss for the period	(25,765,997)	(410,694)	(579,539)
Adjustment to net assets resulting on alignment of interests	-	22,326,712	-
Other comprehensive income	-	-	-
Closing net assets	46,562	25,812,559	3,896,541

InterOil's share in %	77.165%	77.165%	84.582%
InterOil's share in $	35,930	19,918,261	3,295,772
Goodwill	-	7,206,569	6,626,317
	35,930	27,124,830	9,922,089
Allocation against deferred gain on contributions	(35,930)	(9,566,992)	(9,922,089)
Investment balance at period end	-	17,557,838	-

24.	Related parties

(a) Key management compensation

Key management includes directors (executive and non-executive) and executive officers. The compensation paid or payable to key management for services is shown below:

	December 31,	December 31,	December 31,
	2014	2013	2012
	$	$	$
Salaries and other short-term employee benefits	11,421,468	5,388,237	5,314,046
Post-employment benefits	-	43,621	93,110
Termination benefits	2,116,335	8,700,000	-
Share-based payments	6,047,136	1,575,420	1,439,993
Total	19,584,939	15,707,278	6,847,149

During year ended December 31, 2014, former Chief Financial Officer, Collin Visaggio, and former Chief Operating Officer, William Jasper, retired.  Compensation paid or payable to these officers upon their retirement was $1.5 million and $0.65 million, respectively. During the year ended December 31, 2013, former CEO Phil Mulacek and former Executive VP Christian Vinson retired.  Compensation paid or payable to these officers upon their retirement was $7.2 million and $1.5 million respectively.

(b) Phil Mulacek consultancy services

Phil Mulacek, a former director of InterOil, provided advisory services to the Company during the year ended December 31, 2013.  Under the agreement with Mr. Mulacek, InterOil paid $25,000 a month for his advisory services from May 1, 2013 to December 31, 2013. Amounts paid or payable to Mr. Mulacek for the year ended December 31, 2013 amounted to $200,000. Mr. Mulacek resigned as a director of the Company on November 14, 2013.

25.	Commitments and contingencies

(a) Exploration and debt commitments

Payments due by period contractual obligations are as follows:

Consolidated Financial Statements INTEROIL CORPORATION 53

InterOil Corporation Notes to Consolidated Financial Statements (Expressed in United States dollars)

25.	Commitments and contingencies (cont’d)

	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years
	'000	'000	'000	'000	'000	'000	'000
Petroleum prospecting and retention licenses	428,290	46,560	82,047	91,400	94,358	97,650	16,275
Convertible notes obligations	71,763	71,763	-	-	-	-	-
	500,053	118,323	82,047	91,400	94,358	97,650	16,275

The amount pertaining to the petroleum prospecting and retention licenses represents the amount the Company has committed on these licenses as at December 31, 2014. On March 6, 2014, the Company’s applications for new petroleum prospecting licenses were approved with PPL 474 replacing PPL 236, PPL 475 replacing PPL 237, and PPL 476 and PPL 477 replacing PPL 238 and included new license commitments. The new commitments require the Company to spend an additional $369.7 million over the remainder of their six year term.

Further, the terms of grant of PRL 39 requires the Company to spend a further $58.6 million on the license area by the end of 2018.

The Company’s commitments of $120.0 million as a result of rig leasing contracts are included within the petroleum prospecting and retention licenses commitments above.

(b) Operating lease commitments – Company as lessee

The Company leases various commercial office properties, residential apartments, motor vehicles and office equipment under non-cancellable operating lease agreements. The remaining lease terms are between 1 and 4 years, and the majority of lease agreements are renewable at the end of the lease period at market rate.

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	December 31,	December 31,	December 31,
	2014	2013	2012
	$	$	$
Not later than 1 year	4,026,169	15,512,578	16,252,249
Later than 1 year and not later than 5 years	1,640,762	9,715,551	8,005,845
Later than 5 years	-	2,445,040	3,123,291
Total	5,666,931	27,673,169	27,381,385

Lease payments for the year ended December 31, 2014 in the income statement amounted to $16,665,539. This amount also includes new leases and renewals of leases negotiated during the year 2014.

(c) Contingencies:

From time to time the Company is involved in various claims and litigation arising in the course of its business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favor, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceedings or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position, results of operations or liquidity.

Oil Search Limited dispute under PRL 15 joint venture operating agreement:

On March 27, 2014 the Company received notification from Oil Search Limited of a dispute under the Joint Venture Operating Agreement relating to PRL 15 in Papua New Guinea.  The dispute relates to the sale by the Company of a subsidiary, SPI (200) Limited, to Total. The entity held a 40.1% interest in PRL 15 at the time of the sale. The matter had been referred to arbitration and was heard in late November 2014 by the International Court of Arbitration (ICC).  On February 10, 2015, the ICC arbitration panel delivered its award whereby the panel dismissed all claims against the Company and declared that Total is a party to the PRL 15 Joint Venture Operating Agreement.

26.	Subsequent events

Subsequent to the year end, on March 17, 2015, the Company has signed an amendment to further extend the maturity date on the Credit Suisse secured facility to the end of 2016 with Credit Suisse, CBA, ANZ, UBS AG, Macquarie, BSP, Westpac, MUFG and SocGen participating in the extension.

Consolidated Financial Statements INTEROIL CORPORATION 54